

BROADWOOD PARTNERS, L.P.
INVESTOR PRESENTATION

The Wrong Time, Wrong Process and Wrong Price

Stockholders Should Vote Against Alcon's Proposed Acquisition of STAAR Surgical

www.LetSTAARShine.com

TABLE OF CONTENTS



INVESTOR PRESENTATION

01

EXECUTIVE SUMMARY

Overview of Broadwood Partners, L.P.

Broadwood Partners, L.P. is an investment management firm based in New York

- We invest in companies that we believe have substantial long-term growth potential due to their strength of innovation, competitive advantages and large addressable market
  - We look for high-quality companies that we believe are trading at a discount to their intrinsic value due to factors we believe are temporary
  - We are disciplined and patient in our capital allocation, holding our investments for years, and sometimes decades
- We pride ourselves on building and maintaining constructive relationships with the companies in which we invest
  - We partner with companies throughout their lifecycle, providing capital, guidance and access to our network and expertise, with the ability to add additional value through board positions when appropriate
- We have been a committed investor in, and strong supporter of, STAAR Surgical Company ("STAAR" or the "Company") for **more than 30 years**
  - From time to time, we have supported, STAAR, its Board of Directors (the "Board") and its management team by providing direct financing and identifying and recommending new directors
  - We have added to our position over time because we believe STAAR's EVO Implantable Collamer® Lens technology is ideally positioned to emerge as the superior choice for surgeons and patients in the global and refractive surgery market
  - Today, we beneficially own approximately 27.5% of STAAR's outstanding shares, making us the Company's largest stockholder by a significant margin
  - We do not have – and have never had – any interest in controlling STAAR; we are opposing the Proposed Merger because we believe strongly in STAAR's ability to independently deliver value to stockholders that, on a risk-adjusted basis, is far in excess of the $28 per share that Alcon is offering

Past and Present Representative Investments

STAAR SURGICAL | AXON | QUESTCOR® | MONSTER ENERGY | CYNOSURE®

Overview of STAAR Surgical (NASDAQ: STAA)

STAAR Surgical is a leading developer, manufacturer and marketer of implantable lenses for refractive vision correction

- STAAR Surgical designs, develops, manufactures and sells Implantable Collamer® Lenses (ICLs) for refractive surgery to treat myopia (near-sightedness)
  - — Myopia is the most common ocular disorder in the world, affecting ~2.6 billion people – a number that is projected to approximately double by 2050[7]
- STAAR's EVO ICL technology competes with other refractive surgery treatments, including LASIK, PRK and SMILE
  - — STAAR's EVO ICLs offer many advantages over these treatments, including a lower likelihood of dry eye, a short recovery time, removability and UV protection
  - — STAAR's ICLs have been gaining traction in many countries where the Company has been taking market share from other refractive procedures; in Japan, for example, STAAR's market share is over 70%
- STAAR is a fundamentally sound company with a bright future
  - — The Company has nearly $200 million in cash, no debt, leading technology, a privileged position in large markets and a clear path to growth and profit margin expansion in the near term

Number of STAAR ICLs Sold to Date[1]



>2M
>2.5M
>3M
2022
2023
2024

STAAR ICL Market Share by Geography[2]



73%
18%
17%
15%
15%
8%
4%
Japan
China³
South Korea
Global
Spain
Germany
U.S.

Summary Data[4]

Enterprise Value ($M)[5]	$1,131
Market Value ($M)[5]	$1,316
Total Debt ($M)[5]	$0
Cash and Equivalents ($M)[5]	$185
LTM Net Sales ($M)[5]	$224
LTM Adjusted EBITDA ($M)[5]	($46)
Employees[6]	1,211
Headquarters	Lake Forest, CA

1. Source: STAAR Annual Reports on Form 10-K for the applicable fiscal year.
2. Source: Wells Fargo Research Note, April 21, 2025.
3. Source: Goldman Sachs Aier Financial Model, August 27, 2025.
4. Source: FactSet.
5. As of September 23, 2025.
6. As of December 27, 2024.
7. Source: STAAR Investor Presentation, September 14, 2023.

Overview of Alcon (SIX/NYSE: ALC)

Alcon is a global leader in eye care with a broad portfolio of products

- Alcon develops, manufactures and distributes a full suite of eye care products within two business segments: Surgical and Vision Care
  - The Surgical segment is focused on ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery
  - The Vision Care segment comprises daily disposable, reusable and color-enhancing contact lenses and a comprehensive portfolio of ocular care health products, including products for dry eye, ocular allergies, glaucoma and contact lens care
- Alcon serves consumers and patients in over 140 countries, with more than half of the company's net sales coming from outside the U.S.
- Alcon's Surgical portfolio includes equipment (e.g., lasers), disposable patient interfaces and other devices related to LASIK treatment
  - Alcon's refractive business is under threat from newer excimer and femtosecond lasers and from a general shift in demand away from LASIK to refractive alternatives, including STAAR's ICLs

LTM Net Sales Mix by Segment[1]


18%
29%
9%
27%
17%
Implantables
Consumables
Equipment / Other
Contact Lenses
Ocular Health

LTM Net Sales Mix by Geography[1]


45%
55%
United States
International

Summary Data

Enterprise Value ($M)[2]	$41,607
Market Value ($M)[2]	$38,277
Total Debt ($M)[1]	$4,745
Cash and Equivalents ($M)[1]	$1,415
LTM Net Sales ($M)[1]	$9,938
LTM Core Op. Income ($M)[1]	$2,001
Employees[3]	25,599
Headquarters	Geneva, Switzerland

1. Source: Alcon Press Releases, August 19, 2025, May 13, 2025, February 25, 2025 and November 12, 2024.
2. Source: FactSet. Data as of September 23, 2025.
3. Source: Alcon Annual Report on Form 20-F, filed with the SEC on February 25, 2025.

Overview of the Acquisition of STAAR by Alcon

Announcement Date	August 5, 2025
Buyer	Alcon Inc., a NYSE-listed, Swiss-American global leader in eye care, with ~$10 billion in revenue and a $40 billion market capitalization
Consideration	▪ $28 per share in cash ▪ ~$1.5 billion in equity value; ~$1.3 billion in total transaction value
Premium / Discount	▪ 51% premium to STAAR's closing stock price on August 4, 2025 (following a 53% decline in STAAR's stock price over the prior 12 months) ▪ 31% *discount* to STAAR's unaffected 52-week high closing stock price; 83% *discount* to STAAR's all-time high closing stock price ▪ 55% *discount* to the offer price in Alcon's October 2024 proposal to acquire STAAR
Deal Process	▪ No proactive outreach to potential alternative buyers, despite the existence of logical and well-capitalized strategic suitors ▪ Two suitors who contacted STAAR to express their interest in a potential transaction were not provided access to diligence materials and not invited to submit proposals until hours before the Merger Agreement was signed ▪ A hurried 30-day negotiation period – which we understand was driven by Alcon's desire to reach an agreement before STAAR's positive Q2 2025 results were released – followed by a perfunctory, post-signing "window shop" period during which Alcon had preferential matching rights
Required Approvals	▪ A majority of the outstanding shares of STAAR's common stock ▪ Antitrust and other regulatory bodies in the U.S., Europe, Japan, China and Australia
Special Meeting Date	October 23, 2025

Source: FactSet, STAAR Press Release, August 5, 2025 and STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025.

Executive Summary

We urge stockholders to vote against the Proposed Merger using the GREEN Proxy Card

The Wrong Time

- In our view, there is no need to sell the Company now, as fundamental performance has been on the upswing
- That said, the refractive surgery market has been experiencing a period of softer demand, stemming largely from weakened consumer sentiment
- STAAR has not been immune to these near-term headwinds, and its challenges have been compounded by transitory inventory issues in China,[1] the Company's largest market, which led to a significant decline in the Company's stock price and the departure of the former CEO in Q1 2025
- There are encouraging signs that STAAR's challenges are abating: the Company's inventory issues in China have been resolved, and management is forecasting a return to growth and profitability over the coming months[2]
- Given such evident progress and the prospect of material improvement to STAAR's business fundamentals, we see no reason why stockholders should accept a sale of the Company now, especially one priced near multi-year lows

The Wrong Process

- STAAR's Board chose to engage with just one counterparty – Alcon – conducting a quasi-exclusive process[2] despite a ready pool of logical and well-capitalized buyers that we believe would view STAAR as a highly strategic asset
- Worse, the Board made the decision to focus on Alcon despite being aware of expressed interest from other parties; these parties were not provided access and were only invited to submit proposals *hours before the Merger Agreement was signed*[2]
- The Board relied on what we regard as a flawed and manipulated fairness opinion, which used management projections that were revised downward at the last minute to cast a more pessimistic outlook on the business and unreasonable discount rate assumptions[2]
- We are concerned that the Board's numerous business entanglements with Alcon and management's personal financial interests influenced the timing, process and decision to sell

The Wrong Price

- In our view, the purchase price of $28 per share significantly undervalues STAAR, representing a substantial discount to intrinsic value
- STAAR's strategic value to Alcon is significant, and there are material cost savings and potential revenue synergies; notably, less than a year ago, Alcon offered much more for STAAR,[2] demonstrating STAAR's strategic value to Alcon
- We do not believe STAAR's long-term prospects have materially changed since then; we believe the uncompelling deal price reflects near-term market pessimism, and we are confident the Company can deliver value to stockholders far in excess of $28 per share
- The intrinsic value of management's own plan, at an appropriate discount rate, far exceeds $28 per share

1. Source: FactSet, STAAR Press Release, February 11, 2025.
2. Source: STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025.

INVESTOR PRESENTATION

02

THE WRONG TIME

Now Is the Wrong Time to Sell STAAR

A STAAR Has Been Facing Temporary Tactical Challenges

- Over the last year, STAAR has been navigating temporary macroeconomic headwinds and tactical challenges that have weighed on the Company's financial results, stock price and valuation
- The refractive surgery market, especially in China, STAAR's largest market, has been experiencing a period of softer demand due to diminished consumer confidence and spending
- Compounding these near-term macroeconomic headwinds has been the fact that STAAR's previous management team delivered excess inventory to the Company's Chinese distributors
  - — STAAR's sales in China temporarily dropped to nearly zero as the Company's distributors worked through the excess inventory
- After the Company's inventory issues and reduced revenue outlook were disclosed in February 2025, STAAR's stock price declined by approximately 25%, and sell-side analysts slashed their price targets

B STAAR's Near-Term Headwinds Are Abating and Its Prospects Remain Strong

- Despite these near-term challenges, there is no sign that STAAR's long-term opportunity is fundamentally impaired
- STAAR's recent actions to replace its former CEO, restructure the management team, reduce its expenses and form a Board committee dedicated to capital allocation have helped strengthen the business
- The Company worked with its Chinese distributors to absorb excess inventory and, as of the end of the second quarter, inventory had returned to historical levels; STAAR now expects its China revenue to "normalize in the second half of fiscal 2025,"[1] and we believe the forthcoming launch of the Company's EVO+ lens will serve as a catalyst for growth
- Outside of China, STAAR continues to perform well and has been delivering solid growth as ICL sales have outpaced the broader market
- ICLs enjoy many advantages over other refractive procedures and are expected to continue to take market share from other procedures; the advantages of ICLs over LASIK have become even more apparent following the publication of recent data, which we expect to drive further adoption
- In all events, in the long-term, STAAR is supported by favorable tailwinds, as myopia is expected to continue to proliferate over the coming years and decades
- STAAR's management itself expects the Company to grow quickly and become more profitable than ever *within the next 18 months*

STAAR has a bright future as a standalone company

1. Source: STAAR Quarterly Report on Form 10-Q for the period ended June 27, 2025 at 23.

STAAR Has Been Facing Temporary Tactical Challenges…

Alcon is taking advantage of what has been a turbulent period for STAAR and a temporary dislocation in its stock price



STAAR Stock Price
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$0.00
Jan 2024
Apr 2024
Jul 2024
Oct 2024
Jan 2025
Apr 2025
Jul 2025
Apr 30, 2024
The Board meets to consider Alcon's offer letter and determines to continue to pursue the Company's standalone plan
Oct 29, 2024
Alcon's CEO sends STAAR's then-CEO a non-binding offer letter proposing that Alcon acquire STAAR for $55 per share in cash, plus one contingent value right valued at up to $7 per share; STAAR and Alcon enter due diligence discussions and negotiations
Feb 11, 2025
STAAR reports Q4 2024 financial results, disclosing elevated inventory levels in China and FY 2025 outlook forecasting virtually no revenue from China during the first half of 2025; the stock closes down 25% the next trading day, and analyst price targets are cut by approximately 50%
May 7, 2025
STAAR reports Q1 2025 financial results, disclosing 45% year-over-year decline in net sales as the Company continued to work off excess channel inventory in China; Company withdraws FY 2025 guidance
May 16, 2025
STAAR announces $30 million share repurchase authorization; CEO Stephen Farrell reiterates confidence in the Company's future and its ability to return to sustainable, profitable growth
Aug 6, 2025
STAAR reports Q2 2025 financial results, disclosing that its inventory owned by its Chinese distributors has returned to historical levels and that it expects revenue in China to normalize in 2H 2025
Jul 9, 2025
Alcon approaches STAAR with a revised proposal for $27 per share in cash
Apr 19, 2024
Alcon's CEO sends STAAR's then-CEO a non-binding offer letter proposing that Alcon acquire STAAR for $58 per share in cash
Jul 10, 2024
Media outlets publish articles indicating that STAAR was attracting takeover interest from Alcon and had hired an investment bank to review a potential sale
Oct 30, 2024
STAAR reports Q3 2024 financial results and highlights "softened" macroeconomic environment, especially in China
Jan 3, 2025
Alcon's CEO contacts STAAR's then-CEO to indicate that Alcon is no longer interested in pursuing an acquisition of STAAR
Feb 26, 2025
STAAR appoints Stephen Farrell as new CEO
Mar 17, 2025
STAAR announces realignment of leadership structure, including appointment of new COO, Chief Development Officer and Interim CFO
Aug 5, 2025
STAAR and Alcon announce the Proposed Merger at $28 per share in cash

1. Source: FactSet. Data from January 1, 2024 to September 23, 2025.

... But STAAR's Near-Term Headwinds Are Abating and Its Prospects Remain Strong

After a brief and temporary disruption, management expects STAAR to grow quickly and become more profitable than ever



Net Sales ($M)
Temporary Headwinds
Return to Growth
10% CAGR
$230
$284
$322
$314
$260
$340
$375
$408
$448
$495
2021
2022
2023
2024
2025P
2026P
2027P
2028P
2029P
2030P



Adjusted EBITDA ($M)
Temporary Headwinds
Return to Growth
21% CAGR
$52
$69
$57
$23
$9
$86
$113
$130
$155
$187
2021
2022
2023
2024
2025P
2026P
2027P
2028P
2029P
2030P

Source: STAAR Annual Reports on Form 10-K and proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025 at 61.

INVESTOR PRESENTATION

02

THE WRONG TIME

PART A

Staar Has Been Facing Temporary Tactical Challenges

A STAAR Has Been Facing Temporary Tactical Challenges

1 Consumer Confidence Has Deteriorated, Especially in China	▪ Macroeconomic factors, such as higher interest rates, elevated inflation and tariffs, have weighed on consumer confidence and contributed to a decline in consumer spending ▪ China – a key market for STAAR, which has historically accounted for more than half of the Company's sales – has faced particularly stiff headwinds because of a housing market downturn
2 Refractive Procedures Are Down	▪ Refractive procedures – which are cash pay, discretionary, premium purchases – are sensitive to changes in consumer sentiment ▪ Weakened consumer confidence has temporarily negatively impacted demand for refractive surgeries around the world
3 Inventory Levels in China Grew Significantly	▪ In February 2025, STAAR disclosed that its inventory levels in China were "elevated" and issued guidance indicating that it was expecting virtually no net sales from China – by far the Company's largest market – in the first half of 2025 ▪ This revelation, while it reflected a temporary challenge rather than a fundamental impairment to the business, sent STAAR's stock price tumbling and led to the replacement of the CEO
4 As a Result of These Challenges, STAAR's Financial Results Have Temporarily Deteriorated	▪ Transitory demand and inventory challenges have negatively impacted STAAR's revenue and profitability ▪ The Company's revenue and margins are currently near trough levels, but are improving, and management expects they will not only to recover, but reach *all-time highs* in 2026

A 1 Consumer Confidence Has Deteriorated, Especially in China

Various economic factors – including higher interest rates, elevated inflation and tariffs – have weighed on consumer confidence

- Macroeconomic factors including higher interest rates, elevated inflation, tariffs and pessimism about the general economic outlook, have contributed to a decline in consumer confidence[2] and spending[3]
  - Global consumer companies like PepsiCo, Kimberly-Clark and Procter & Gamble have been cutting their financial forecasts, bracing for lower sales and signaling uncertainty about the near future[4]
- China – a key market for STAAR, typically representing more than half of the Company's net sales – has been particularly impacted
  - Concerns regarding unemployment, economic stability and the ongoing property value downturn have weighed on consumers[5]
  - Despite the return of growth in some sectors, consumer confidence in China remains near historic lows and has only gradually been recovering[5]
  - Consumer caution is reflected in the personal savings rate, which has remained elevated above 30% since 2020; consumers are opting to allocate money towards savings and delaying or avoiding discretionary purchases[5]

Consumer Confidence Index (Monthly)[1]



110
105
100
95
90
2020
2021
2022
2023
2024
2025
China
U.S.
E.U.

1. Source: Organisation for Economic Co-operation and Development. Data runs from January 2020 to July 2025.
2. Source: Lucia Mutikani, "Trump policy concerns send US consumer confidence plummeting to eight-month low," *Reuters*, February 25, 2025.
3. Source: Lucia Mutikani, "US consumer spending falls; tariff-related boost to inflation awaited," Reuters, June 27, 2025.
4. Source: Dean Barber, "Major Consumer Companies Warn of Spending Decline," *The Rising Tide*, April 27, 2025.
5. Source: Daniel Zipser, "Mid-year update: Five surprises from China's consumer market," *McKinsey & Co.*, August 13, 2025.

A 2 Refractive Procedures Are Down Globally

Weakened consumer confidence has negatively impacted demand for refractive surgeries around the world

- Refractive procedures – including for STAAR's ICLs – are cash pay, discretionary and premium purchases,[2] typically costing the consumer thousands of dollars out-of-pocket[3]
- Accordingly, consumer confidence has historically been the most significant factor driving demand for refractive surgery[3]
  - There has been a strong correlation (r^2 = 0.62) between consumer confidence and refractive surgery volumes in the U.S. over the last 25 years[3]
- As consumer confidence has deteriorated post-pandemic, so too have global refractive surgery volumes
  - After several years of strong growth, procedure volumes declined by approximately 10% in 2024[3]
  - Global ICL unit volumes fared modestly better, declining by approximately 2%[4]

Year-Over-Year Growth in Number of Refractive Procedures Globally[1]


3%
8%
0%
(10%)
17%
12%
23%
(10%)
2017
2018
2019
2020
2021
2022
2023
2024

1. Source: STAAR Annual Reports on Form 10-K for the fiscal years from 2016 to 2024.
2. Source: STAAR Q4 2024 Earnings Call, February 11, 2025.
3. Source: Wells Fargo Research Note, April 21, 2025.
4. Source: Needham Research Note, May 21, 2025.

A 3 Inventory Levels in China Grew Substantially, Causing Near-Term Disruption

In February 2025, the Company reported significant excess inventory in China, which had several knock-on effects

STAAR Dramatically Reduced Its Outlook for Sales in China in 1H 2025

- In February 2025, STAAR reported Q4 2024, surprising the Street[1] with a significant revenue miss and the disclosure that the amount of inventory held by the Company's distributors in China was significantly elevated[2]
- As a result of the excess inventory, STAAR effectively halted new sales into China during the first half of 2025 as the Company worked through the excess inventory
  - Accordingly, STAAR slashed its net sales outlook for China – its largest market – in the first half of 2025

ICL Sales in China ($M)



$102M
$5M
1H24³
Initial 1H25 Guidance²

The Stock Price Declined and Analysts Cut Their Price Targets

- STAAR's stock fell by approximately 25% the next trading day and continued to decline by at least 3% in each of the two days thereafter[4]
- Sell-side analysts also reacted negatively to the sudden change in near-term outlook, reducing their price targets and ratings on STAAR
  - In the week following STAAR's Q4 2024 earnings release, the mean analyst price target declined by 53%[4]
  - The percentage of analysts with "Buy" or "Overweight" ratings declined from 54% to 23%[4]



$21.88
$16.63
$39.41
$18.67
Stock Price
Mean Analyst Price Target
Feb. 11, 2025
Feb. 18, 2025

The Board Initiated a CEO and Board Leadership Transition

- Approximately two weeks after reporting Q4 2024 earnings, the Company announced a leadership transition
  - The Board's Lead Independent Director, Stephen Farrell, replaced Tom Frinzi as President and CEO, effective immediately
- The Company also announced that Dr. Elizabeth Yeu, who has served as a member of the Board since 2021, was elected Chair of the Board



STAAR Surgical Announces Leadership Transition

"The **building blocks for STAAR's success are in place**… **[W]e are well positioned to deliver strong returns** as the refractive surgery market stabilizes and resumes its historic growth."

1. See Canaccord Genuity and William Blair Research Notes, February 11, 2025.
2. Source: STAAR Press Release, February 11, 2025.
3. Source: STAAR Press Release, August 7, 2024.
4. Source: FactSet.

A 4 As a Result of These Challenges, STAAR's Financial Results Have Temporarily Deteriorated

Transitory demand and inventory challenges have negatively impacted STAAR's revenue and profitability

LTM Net Sales at End of Period ($M)



Temporary Headwinds
$326
$333
$341
$314
$279
$224
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25

LTM Adjusted EBITDA at End of Period ($M)



Temporary Headwinds
$120
$80
$40
$0
($40)
($80)
Adjusted EBITDA ($M)
20%
10%
0%
(10%)
(20%)
(30%)
(40%)
Adjusted EBITDA Margin
$52
$56
$56
$23
($8)
($46)
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
Adjusted EBITDA
Adjusted EBITDA Margin

Source: STAAR Annual and Quarterly Reports on Form 10-K and 10-Q, respectively.

INVESTOR PRESENTATION

02

THE WRONG TIME

PART B

Staar's Near-term Headwinds are Abating and Its Prospects Remain Strong

B STAAR's Near-Term Headwinds Are Abating and Its Prospects Remain Strong

1 STAAR's Recent Actions Have Strengthened the Company	▪ The Company has only just begun to realize benefits of an "organizational reset" that included the appointment of a new CEO, a realigned leadership structure, significant cost reductions, optimized inventory management, a manufacturing expansion and product innovation ▪ The Company has spent recent months addressing short-term issues like channel inventory, cost discipline and tariffs, and now can turn its attention to growth initiatives, cash flow generation and capital stewardship
2 STAAR's Core Markets Remain Strong	▪ As distributors in China worked off excess channel inventory over the last several months, STAAR's revenue in Japan, South Korea, the Americas and Europe, the Middle East and Africa have continued to grow ▪ STAAR's ICL procedure is the preferred surgical treatment for refractive vision correction in markets like Japan and is growing in the U.S. while laser vision procedures (*e.g.*, LASIK) are declining
3 The Total Addressable Market Is Expected to Continue to Grow	▪ The number of candidates for STAAR's ICL procedure is estimated at 1.1 billion and counting, with long-term growth underpinned by the exploding myopia epidemic[1]
4 STAAR's Products Enjoy Significant Advantages Over Alternatives	▪ Surgeons and patients are increasingly turning to EVO ICLs because they do not compromise the integrity of the eye and are fully removable; they also offer UV protection and improved vision through a quick procedure with a short recovery ▪ Recent data indicate that ICLs may become the dominant choice
5 Management Has Expressed Confidence in STAAR's Near- and Long-Term Opportunity	▪ Despite near-term, temporary headwinds to revenue growth and profitability, management remains "very bullish"[1] about the business over the long term and is confident in its ability to grow in existing and new markets ▪ With sales in China normalizing in the second half of 2025, growth continuing in other key markets, and margin initiatives taking hold, management is forecasting a quick recovery in 2026 performance, followed by strong, double-digit expected growth in revenue and EBITDA through 2030

1. Source: STAAR Q1 2025 Earnings Call, May 7, 2025.

B 1 The Company's Recent Financial Results Demonstrated Improvement

STAAR worked off excess inventory in China, delivered strong sales in other markets and reduced expenses

- STAAR's financial results for Q2 2025 were strong and indicate that the Company is turning a corner
  - Revenue beat consensus, driven by double-digit year-over-year growth in the Americas and EMEA[3,4]
  - The Company meaningfully reduced costs[1] and expects to exit 2025 with SG&A expense run rate of approximately $225 million, an ~11% reduction from 2024[5]
  - Gross margins improved significantly[1] and are expected to return to historical levels once the Company's new manufacturing facility in Switzerland is running at capacity[5]
- The Company disclosed in its Q2 2025 10-Q that the level of inventory owned by its distributors in China had "decreased substantially"[3] since the beginning of the year and had "returned to historical levels"[3]
  - The Q2 2025 10-Q also disclosed that the Company expects China revenue to normalize in the second half of 2025[3]
- Importantly, these promising results were not disclosed until the day *after* the Merger was announced, because Alcon insisted on a fast signing
  - We believe STAAR's Q2 2025 earnings would have served as a catalyst for the stock to re-rate

Gross Margin[1]



75%-80%
74%
65%
66%
4Q24
1Q25
2Q25
Projected After Switzerland Manufacturing Ramp²
FY 2020 - 2024 Average: ~77%

1. Source: STAAR Annual and Quarterly Reports on Form 10-K and 10-Q, respectively.
2. Source: STAAR Investor Presentation, filed with the SEC on June 4, 2025.
3. Source: STAAR Quarterly Report on Form 10-Q for the period ended June 27, 2025 at 23.
4. Consensus revenue per FactSet, as of August 4, 2025.
5. Source: STAAR Q1 2025 Earnings Call, May 7, 2025.

B 1 The Company's Recent Financial Results Demonstrated Improvement (Continued)

The Company's second quarter 2025 financial results exceeded analyst expectations


2Q25 Net Sales ($M)
$40.9
$44.3
Consensus
Actual
2Q25 Adjusted EBITDA ($M)
($24.2)
($14.9)
Consensus
Actual
2Q25 Gross Margin
64%
74%
Consensus
Actual

Source: FactSet and STAAR Quarterly Report on Form 10-Q for the period ended June 27, 2025.

B 1 STAAR's Recent Actions Have Strengthened the Company

The Company is in a much stronger position than it was a few months ago

Milestone	Date Announced	What STAAR Said	Potential Implications
CEO Transition	February 26, 2025	*"I am excited to join STAAR as CEO at this critical time… We have a best-in-class product, a strong network of surgeons, and a **clear path to continued market share gains in a market that we expect to grow substantially** over time… The **building blocks for STAAR's success are in place**, and I will be looking at opportunities for improvement, optimization, and efficiency."*[1]	The appointment of a new CEO was the first step in an "organizational reset" intended to transform the Company in response to dynamic market conditions; we believe the benefits of this leadership change have yet to be realized
Realignment of Leadership Structure	March 17, 2025	*"I am confident that **we have the right leadership team in place** to fulfill our promise to patients, surgeons, and shareholders. Our primary objective continues to be long term revenue growth, and this commitment is unwavering. Nonetheless, we are determined to reduce costs, especially in functional areas that don't impact our customers. We have already taken a series of steps to materially reduce our long-term cost profile, and **we have identified additional opportunities to better position the Company for profitable growth**…"*[2]	STAAR took steps to right-size the organization and reduce expenses, while also continuing to support R&D productivity, which we believe will help accelerate the Company's path to profitability when the demand environment normalizes
Appointment of Wei Jiang as Strategic Advisor to STAAR's APAC Business	April 24, 2025	*"Wei's knowledge of STAAR, our business, strategy, and people, combined with his 25+ year history of success in leadership roles at large multinational pharmaceutical companies in China, make him well suited for this role… **Wei's assistance in-country will accelerate the resolution of our distribution channel challenges in China** and will help us to continue to successfully navigate the evolving global tariff environment."*[3]	The dedication of additional resources likely helped accelerate the Company's resolution of its inventory challenges in China; Mr. Jiang's continued attention to STAAR's APAC business should, in our view, facilitate the continued recovery of that business

1. Source: STAAR Press Release, February 26, 2025.
2. Source: STAAR Press Release, March 17, 2025.
3. Source: STAAR Press Release, April 24, 2025.

B 1 STAAR's Recent Actions Have Strengthened the Company (Continued)

It is not surprising that Alcon would seek to purchase the Company before the benefits of these initiatives are fully realized

Milestone	Date Announced	What STAAR Said	Potential Implications
Cost Reductions of at least $25M	May 7, 2025	*"The Company is* ***meaningfully cutting costs and is undertaking restructuring activities*** *to reduce its SG&A run rate… The Company has identified spend reductions related to facilities, marketing, and staff that are expected to* ***reduce the annualized SG&A run rate significantly below fiscal 2024****… The majority of the restructuring activities are focused on U.S. operations. The Company is also assessing other areas of potential savings [that] may be redeployed to fund strategic investments to drive future growth."*[1]	STAAR expects to exit fiscal 2025 having reduced its SG&A expense base by at least 11%, supporting margin expansion amid accelerating growth and expanded production
$30M Share Repurchase Program	May 16, 2025	*"Our decision to initiate a share repurchase program* ***underscores the Board's and management's confidence in STAAR's future and our ability to return to sustainable, profitable growth****… With a strong balance sheet, no debt, and clear progress in our cost optimization and strategic priorities, we are well-positioned to capitalize on opportunities ahead."*[2]	The Board believed that STAAR's stock represented an attractive investment opportunity and that the intrinsic value of the Company was meaningfully higher
Formation of Capital Stewardship Committee	June 25, 2025	*"****Capital allocation is a key focus for STAAR*** *given our growth prospects, strong cash flow generation, and opportunities to drive long-term value from our propriety Collamer® material."*[3]	The Board seemingly saw opportunities to create incremental value through improved capital allocation and empaneled a dedicated committee to refine the Company's capital strategies

1. Source: STAAR Press Release, May 7, 2025.
2. Source: STAAR Press Release, May 16, 2025.
3. Source: STAAR Press Release, June 25, 2025.

B 2 Markets Outside China Remain Robust…

Sales in the Americas and EMEA have continued to grow consistently and show no signs of slowing

- While sales in China have been depressed as distributors have been working off excess channel inventory, STAAR's sales in the Americas and EMEA regions have continued to grow
- Management expects sales in the U.S. to accelerate as surgeons gain confidence with the EVO ICL procedure and patients have positive experiences[3]
- STAAR's growth in the U.S. continues to outpace the U.S. refractive market more broadly "by a large margin"[3]
- EMEA sales exceeded management's initial outlook and STAAR expects to continue to benefit from investments in this important market[1,3]
- STAAR's European distributor markets, as well as Spain and the Middle East, have remained resilient and delivered growth, even in the face of a dynamic geopolitical backdrop and elevated inflation levels[3]

LTM Net Sales at End of Period ($M)[1]



$63
$65
$66
$69
$71
$73
$40
$41
$41
$44
$45
$46
$23
$24
$24
$25
$26
$26
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
Americas
EMEA

Year-Over-Year Net Sales Growth[1]



12%
11%
12%
5%
11%
4%
21%
22%
8%
16%
10%
11%
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
Americas
EMEA

1. Source: STAAR Quarterly Reports on Form 10-Q for the applicable periods.
2. Source: William Blair Growth Stock Conference, June 4, 2025.
3. Source: STAAR Q4 2024 Earnings Call, February 11, 2025.

B 2 …And ICLs Have Outpaced the Broader Refractive Market…

STAAR's U.S. business is modest, but it is growing significantly faster than the U.S. refractive market overall

- STAAR believes, as we do, that the future of refractive surgery is lens-based (vs. laser/LASIK) and that ICL procedures will continue to grow over time with increased awareness and adoption[2]
- Management believes the total addressable market for lens-based refractive vision correction is a much bigger opportunity than laser-based procedures[2]
- We agree with management that there is an opportunity – through surgeon education and product innovation – to expand STAAR's addressable market further by moving "down the diopter curve" and reaching patients with lower levels of myopia[3]
    - The lead investigator of a forthcoming study recently stated that STAAR's EVO+ ICLs are an effective procedure for patients at a lower diopter range,[4] which we believe could have significant implications for the competitive positioning of ICLs – which have historically been seen as a niche product – relative to LASIK in the U.S.
- Growth achieved to date reflects the significant value that STAAR's ICL solutions provide to both patients and providers, according to management,[5] and demonstrates that STAAR's commercial strategies in the U.S., including increased professional education, practice development, and clinical application support, are working[5]

U.S. ICL Unit vs. Refractive Market Growth[1]



150%
125%
100%
75%
50%
25%
0%
(25%)
(50%)
18%
36%
63%
109%
78%
10%
6%
(12%)
13%
27%
19%
30%
(9%)
(15%)
(7%)
(10%)
(9%)
(15%)
(15%)
(16%)
(21%)
(16%)
(18%)
(18%)
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
STAAR U.S. ICL Units YoY Growth
U.S. Refractive Market YoY Growth

1. Source: Wells Fargo Research Note, April 21, 2025.
2. Source: STAAR Q1 2025 Earnings Call, May 7, 2025.
3. Source: STAAR Q2 2024 Earnings Call, August 7, 2024.
4. Source: STAAR Investor Presentation, September 26, 2025.
5. Source: STAAR Q4 2024 Earnings Call, February 11, 2025.

B 2 … And Are Expected to Continue to Take Market Share

ICLs are growing in popularity in the U.S., seemingly at the expense of other refractive procedures

- Data regarding laser vision correction indicates overall procedure volumes are dropping, while ICL procedure volumes are increasing[2]
- We believe, as management does, that the benefits of STAAR's EVO ICL procedure will make it the preferred choice for refractive vision correction over time
- Benefits of EVO ICL include no permanent alteration to the structure of the eye, a quick, less-invasive procedure, flexibility for future procedures as patients age and need replacements, UV protection, and avoidance of dry eye syndrome[2]
- ICL is already the procedure of choice in markets like Japan, where surgeon confidence is high, patients have a greater awareness of ICL as an alternative to laser vision correction, there is a negative bias against LASIK, and the market environment is favorable[2]
- STAAR has only just begun to tap into the large U.S. market, and we believe the Company is poised to extend EVO ICL's position as the standard for lens-based refractive vision correction

Share of U.S. Refractive Vision Corrective Procedures[1]


62%
60%
58%
18%
18%
17%
12%
13%
14%
8%
10%
11%
LASIK
Surface Ablation (PRK, etc.)
SMILE
EVO / EVO+ ICL
2024
2025E
2026E

1. Source: Wells Fargo Research Note, April 21, 2025.
2. Source: STAAR Q1 2025 Earnings Call, May 7, 2025.

B 3 The Total Addressable Market Is Expected to Continue to Grow

Myopia is the most common eye condition leading to visual impairment,[1] and is growing rapidly

- "The myopia epidemic is just exploding," with the number of candidates for STAAR's EVO ICL procedure at 1.1 billion and growing[3]
- Surgeons and patients are increasingly turning to EVO ICLs as the prevalence of myopia (nearsightedness) grows as a result of excessive use of computers and smartphones, combined with decreased exposure to natural light[2]
- STAAR's EVO ICL lens is intended for the correction of moderate to high nearsightedness[4] but, in time, we believe it will gain market share in lower diopter refractive vision correction, where its share has historically been minimal
  - Data from STAAR's largest customer indicate that the proportion of ICL procedures on patients below -6D has been growing in recent years,[5] suggesting that ICLs are gaining traction among lower myopes
- EVO ICL is already a leading solution for patients who are not ideal candidates for other refractive surgeries such as LASIK[4]
- We believe STAAR's lens-based procedure will become the preferred choice for refractive vision correction over time, as awareness grows regarding ICL's benefits relative to LASIK, driving further adoption

Expected Cases of Myopia Worldwide (in Billions)[2]



7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Expected Cases of Myopia (in Billions)
70%
60%
50%
40%
30%
20%
10%
0%
Prevalence of Myopia in Population
2000
2010
2020
2030
2040
2050
1.6
0.2
1.4
2.2
0.3
2.0
3.0
0.4
2.6
3.9
0.5
3.4
4.8
0.7
4.1
5.7
1.0
4.8
Myopia
High Myopia
Prevalence (Myopia)
Prevalence (High Myopia)

1. Source: Ian Morgan, et al., "Myopia," *The Lancet*, Volume 379, Issue 9827, May 2012.
2. Source: Brian A. Holden, PhD, DSc, et al., "Global Prevalence of Myopia and High Myopia and Temporal Trends from 2000 through 2050," *Ophtalmology*, Volume 123, Issue 5, May 2016.
3. Source: William Blair Growth Stock Conference, June 4, 2025.
4. Source: STAAR Press Release, August 5, 2025.
5. Source: Zheng Wang, "From Niche to Mainstream: How 550,000 ICL Cases Redefined Myopia Treatment in Aier," presented at the STAAR Surgical Symposium, April 26, 2025.

B 4 ICLs Enjoy Significant Benefits Over Other Refractive Procedures…

We believe ICLs are the clear choice in vision correction

	EVO / EVO+ ICL	LASIK	PRK	SMILE
Safety Features				
Reversible	✓			
Treats eyes with thin cornea	✓			
UV protection	✓			
Long history of use	✓	✓	✓	
Vision Quality				
Sharp and clear vision	✓	✓	✓	✓
Ability to correct higher myopia	✓			
Patient Experience				
20-30 minute outpatient procedure	✓	✓	✓	✓
Widely available	✓	✓	✓	
No corneal tissue removed	✓			
Limited patient discomfort during recovery	✓	✓		✓
Lower likelihood of dry eye syndrome	✓		✓	✓

Source: STAAR Investor Presentation, filed with the SEC on June 4, 2025.

B 4 ...And Recent Data Indicate that ICLs May Become the Dominant Choice

We believe ICLs are superior to other refractive procedures and will continue to take market share

- Published data demonstrate that ICL patients experience improved visual acuity across the full range of myopia compared with their prior corrective solution[1]
- Many LASIK patients experience visual regression of 1 diopter or more over 10 years[2]
  - In contrast, phakic IOLs (like STAAR's EVO ICL) are not associated with visual regression[2]
  - This suggests that phakic IOLs are superior to laser refractive surgery, particularly as no corneal aberration is induced
- Recent application of clinical AI technology is making it far easier for surgeons to match patients with their optimal EVO ICL lens; as more surgeons adopt AI technologies, the EVO ICL's market share is likely to continue to increase, in our view
  - In fact, one leading surgeon recently predicted that ICLs "will become the standard of care in vision correction procedures [over] the next five years"[3]

Lines of Improvement on a Standard Eye Chart with EVO ICLs vs. Prior Corrective Solution[1]



80
70
60
50
40
30
20
10
0
-3 -2 -1 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18
Baseline SE -5.9 or less
Baseline SE -6.0 to -10.0
Baseline SE -10 or more

Data from a recent study indicate that ICL surgery is associated with a significant gain in best-corrected visual acuity, meaning that many patients see better than they did with glasses or contacts[1]

1. Source: Roger Zaldivar, Roberto Zaldivar, Carlos Gordillo and Pablo Adamek, "Visual Acuity Improvement in Low, Moderate and High Myopia After Posterior-Chamber Phakic Implantable Collamer Lens Surgery in a Large Patient Cohort," *Clinical Ophthalmology*, April 2023,17:1179-1185.
2. Source: Jesper Hjortdal, ESCRS Today, September 13, 2025 at 36.
3. Source: Roger Zaldivar, "Phakic IOL for Low Myopia," ESCRS Congress proceedings, Copenhagen, Denmark, September 2025.

B 5 Management Is Forecasting a Quick Return to Growth and Profitability…

Management expects revenue growth and profitability not just to recover, but to exceed historical levels

Net Sales CAGR



29%
11%
14%
(10%)
2010-2019
Historical Growth Rate
2019-2023
Pandemic-Related Improvement
2023-2025P
Short-Term Tactical Challenges
2025P-2030P
Return to Consistent Growth

Average Adjusted EBITDA Margin



27%
19%
9%
6%
2010-2019
Historical Margin¹
2019-2023
Pandemic-Related Improvement¹
2023-2025P
Short-Term Tactical Challenges
2025P-2030P
Accelerating Profitability

Source: Historical data from FactSet and STAAR Annual Reports on Form 10-K for the applicable fiscal years. Projections from STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025 at 61.

1. 2010-2021 Adjusted EBITDA estimated based on EBITDA as calculated by FactSet plus stock-based compensation.

B 5 … And Has Previously Expressed Confidence in the Company's Future

Management shares our enthusiasm for the Company's prospects

"

*Global myopia rates are expected to increase by almost 20 points to 50% of the world's population by 2050… Our team, our best-in-class technology and our disciplined commercial strategies all **position us to capitalize on this total addressable market opportunity and drive continued growth**, including in China as that market rebounds. Our strong balance sheet was built over years to provide **resiliency to weather times of global uncertainty** like these. which we believe are **transitory**."*

Thomas Frinzi, Former CEO
Q4 2024 Earnings Call
February 11, 2025

"

*I'm **optimistic for the future** and excited about being part of the STAAR team… [O]ur **short-term tactical challenges will mostly be addressed by the end of Q2**. We are monitoring inventory in China more closely. Cost controls are in place and the new management team is committed and motivated… As we **return to higher levels of sales and growth in Q3**, you can expect to see the savings from our cost initiatives fall to the bottom line.*

Stephen Farrell, CEO
Q1 2025 Earnings Call
May 7, 2025

"

***[W]e're well-positioned for a strong rebound**… [Our] short-term **tactical challenges have really been mostly addressed**… [B]y the end of this month, **the China inventory will be a non-issue**. The headwinds appear to be slowing. We've got a really strong financial model. And when we start getting some tailwinds, **this business is going to really take off**."*

Stephen Farrell, CEO
William Blair Growth Stock Conference
June 4, 2025

B 5 STAAR's Newfound Strategic Pessimism Is an Abrupt About-Face

Management's own remarks suggest STAAR's challenges are abating and there is no imperative for the Company to be sold

Topic	What STAAR Is Saying in Its Proxy Materials[1]	What STAAR Has Said Recently Elsewhere
Macroeconomic Headwinds	*"Our business is heavily exposed to China, which faces significant economic uncertainty and where sales trends have been declining…"*	*"Better days are ahead as the **macroeconomic headwinds appear to be diminishing in China**, and we expect a good second half of the year."*[2]
Inventory Levels	*"Broadwood's outlook did not appropriately account for risks and challenges regarding… the utilization of inventory at distributors…"*	*"The level of **inventory owned by our distributors in China** has decreased substantially since December 27, 2024, and has now **returned to historical levels**."*[3]
Tariffs	*"[T]he Board considered additional risks and opportunities that could affect STAAR's standalone business plan, including… a potential trade war and related tariff risks…"*	*"Our perspective is **this trade war situation, we believe, is a transitory issue**. So, we expect that over time to pass…. **The reality is we've substantially mitigated the tariff risk** because we've got inventory in-market that's going to get us through the end of this year, early next [year]."*[4]
STAAR's Long-Term Prospects	*"We believe the value provided by the Alcon merger exceeds what STAAR could achieve on a standalone basis in the foreseeable future, particularly given STAAR's lower growth rate and the resulting impact on its valuation…"*	*"[O]ur **short-term tactical challenges will mostly be addressed by the end of Q2**… [W]e operate in a very large and growing market, so we will generally enjoy **tailwinds [in the future]**…"*[2]

1. Source: STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025.
2. Source: STAAR Q1 2025 Earnings Call, May 7, 2025.
3. Source: STAAR Quarterly Report on Form 10-Q for the period ended June 27, 2025.
4. Source: William Blair Growth Stock Conference, June 4, 2025.

B 5 STAAR's Latest Remarks on China Are Disingenuous

Management's own prior statements demonstrate that China remains a promising market

Topic	What STAAR Is Saying About China in Its Latest Presentation[1]	What STAAR Has Recently Said Recently Elsewhere About China
Geographic Concentration	*"STAAR has overweight exposure to China"*	*"That's **where a lot of the myopia patients are**. And so, that's an absolutely critical market for us. And **it's a growing market**… and it will continue to be a very important market for us."*[2]
Competition	*"While STAAR has successfully navigated the competitive landscape in the past, competition is increasing and the market is rapidly evolving"*	*"**[W]e welcome the competition** on the surgical side because we think increasing awareness that there are options besides glasses, contacts is a good thing. So we think **that pie can grow, and we think bringing awareness to that is a helpful thing** in the long run."*[3]
Macro Environment	*"[M]acroeconomic uncertainty remains high"*	*"**[M]acroeconomic headwinds appear to be diminishing in China**, and we expect a good second half of the year."*[3]
Demand and Sales Trends	*"While some issues in China have been addressed, 2Q25 and 3Q25 trends reinforce STAAR's Net Sales challenges"*	*"When you hear how the economy is moving up and down, you hear noise about China being soft, **we're seeing reasonable demand** there. A lot happens in the third month of any quarter. And so, it's difficult to predict how this quarter's going to come out. But **I am very confident in the long run of the business. I'm very confident in Q3**, a very good rebound off of where we've been in Q3 and Q4."*[2]

Net Sales in China ($M)[1]


Management expects China sales to recover to 2024 levels next year
$161
$91
$160
2024
2025P
2026P

1. Source: STAAR Investor Presentation, filed with the SEC on September 26, 2025.
2. Source: William Blair Growth Stock Conference, June 4, 2025.
3. Source: STAAR Q1 2025 Earnings Call, May 7, 2025.

B We Agree with Management that STAAR Has a Bright Future

As recently as a few months ago, management expressed the same level of enthusiasm we have for STAAR's business

Management recently confirmed that STAAR's short-term tactical challenges have been addressed…

…touted the Company's large and growing market opportunity…

…and emphasized the strength of its financial model and imminent recovery



STAARSURGICAL
Introduction | Technology | Markets | Financial Results | Key Imperatives | Investment Case
Short Term Challenges Have Been Addressed
Management Transition
Complete Q2 '25
Streamlined management structure to be more effective and efficient
China Inventory
Complete Q2 '25
Worked with China distributors to manage through their inventory levels so that revenue more closely aligns to in-market ICL procedure volume
Tariffs
Complete Q2 '25
Mitigated potential impact of China tariffs through at least early 2026 via consignment inventory strategy
Improving Cash Flow
Complete Q2 '25
Identified series of actions to exit FY25 with a $225M go-forward SG&A run rate
Swiss Manufacturing
Expected Summer 2025
Validation of Swiss manufacturing facility will enable production of Swiss-made ICLs, which are expected to be free from China tariffs
Sales Rebound
Commencing Q3 '25
Expecting meaningful sales lift with planned resumption of purchases by China distributors
13
Our Market Opportunity is Growing… Almost 50% of the Global Population is Expected to Have Myopia by 2050
Myopia prevalence growing through 2050
33%
50%
22.9%
28.3%
33.9%
39.9%
45.2%
49.8%
Population in Billions
Prevalence in %
2000
2010
2020
2030
2040
2050
Affected population with myopia
Prevalence of myopia (%)
High Myopia (> -5.0 D)
-20D
-19D
-18D
-17D
STAAR'S GLOBAL
A diopter is a measurement refractive pow lens.
06
Strong Financial Model Positioned for Rebound
Today
Net Sales
$313.9M
FY24
Net Sales Growth
-2.6% Y/Y
FY24
Cash, Cash Equivalents and Investments
$222.8M
As of March 28, 2025
What's Possible?
Gross Margin
78.5%
FY22
Operating Margin
15.4%
FY22
Adjusted EBITDA Margin[1]
24.2%
FY22

"*We are rapidly turning the corner, and* ***our long-term prospects are excellent****.*" — **Stephen Farrell**, CEO; May 7, 2025

Source: STAAR June 2025 Investor Presentation.

INVESTOR PRESENTATION

03

THE WRONG PROCESS

We Believe the Board's Sale and Negotiation Process Was Flawed

1 The Board Did Not Conduct Any Proactive Outreach and Seemingly Ignored Other Interested Parties	▪ The Board did not engage meaningfully with *any* potential acquirer other than Alcon and did not instruct its financial advisor, Citigroup Global Markets Inc. ("Citi"), to reach out to other parties ▪ The Merger Agreement's "window shop" provision is not a substitute for a fulsome process, in our view; such provisions almost never lead to alternative bids, so it is no surprise that no parties came forward to attempt to break up a signed transaction ▪ Two other parties contacted one of STAAR's directors during the sale process, but the Board did not provide diligence materials or engage with them and did not even invite those parties to submit proposals until hours before the Merger Agreement was signed ▪ We are aware of a CEO of a well-capitalized and leading ophthalmology company who reached out to the STAAR's CEO and Chair in April 2025 seeking to discuss a strategic transaction; he was entirely ignored
2 The Process Was Rushed and Truncated	▪ STAAR's entire sale process took place over just one month because, we believe, Alcon insisted on executing an agreement before stockholders learned of STAAR's promising Q2 2025 results ▪ We cannot fathom why STAAR agreed to move so quickly; STAAR has ample cash, no debt and is expected to return to growth in 2026; there was no urgent need to sell the Company
3 The Fairness Opinion Was Predicated on Flawed and Potentially Manipulated Assumptions	▪ STAAR's management delivered its initial projections in late July; however, within just ten days, the management team delivered an entirely new – and much more conservative – set of projections, which ultimately formed the basis of the fairness opinion used to justify the Merger ▪ It is unclear why the management team abruptly changed its view on STAAR's prospects in the final days before the Merger Agreement was signed, but the revised projections resulted in a materially lower valuation range for STAAR ▪ STAAR's financial advisor also used an excessive discount rate, artificially lowering the calculated intrinsic value, and a flawed peer set
4 We Believe the Process Was Rife with Material Conflicts	▪ STAAR's financial advisor was incentivized to facilitate a transaction with a $27 million fee contingent on the closing of the Merger ▪ Several of STAAR's current and former directors have close ties to Alcon which, in our view, may have impaired their objectivity
5 We Believe the Executives Were Incentivized to Support a Sale	▪ Alcon provided for accelerated vesting of equity awards, and executives will receive tax gross-ups, incentivizing management to support a sale of the Company ▪ As a result, STAAR's CEO stands to receive approximately $24 million at the closing of the Merger, even though he had been serving in his role for just five months at the time the Merger Agreement was executed

1 The Board Did Not Conduct Any Proactive Outreach

The Board granted Alcon the privileged position of being the only party with access to diligence materials and management

- STAAR's Board did not run a market check or direct the Company's financial advisor to solicit interest from *any* potential acquirers
  - This approach is unusual: all but one of the targets cited in the list of precedent transactions used in Citi's fairness opinion solicited interest from parties other than the acquirer[1]
- The Board was effectively passive; it responded to Alcon's unsolicited inbound interest and negotiated at Alcon's prompting, but determined not to make any outbound inquiries
  - This was not due to lack of outside interest; the Company's proxy statement reveals that two parties – Party A and Party B – independently contacted a Board member and expressed interest in a transaction before the Merger Agreement was executed
- In our view, had the Board run a fulsome process that sought to maximize the universe of potential buyers, there would have been substantial interest in STAAR, and competitive tension could have yielded a much higher price
  - In fact, several credible parties have contacted us to express their interest in acquiring STAAR, both before and after our opposition to the Proposed Merger became public

Number of Alternative Parties Proactively Contacted During Sale Process[1]



6
5
3
2
2
2
0
0

Target	BioTelemetry	Silk Road Medical	K2M Group Holdings	Wright Medical Group	LENSAR	Cardiovascular Systems	Cantel Medical	STAAR Surgical[2]
Acquirer	Philips (2020)	Boston Scientific (2024)	Stryker (2018)	Stryker (2019)	Alcon (2025)	Abbott Labs (2023)	STERIS (2021)	Alcon (2025)

1. Source: Merger proxy statements on Schedule DEFM14A and tender offer solicitation/recommendation statements on Schedule 14D-9. "Number of parties proactively contacted during sale process" refers to 1) the number of parties the board directed the company's financial advisor to contact to explore a transaction or, if such figure is not disclosed, 2) the number of parties invited to engage in concrete due diligence discussions with the company.
2. STAAR received inbound inquiries from two parties – Party A and Party B – but did not provide these parties with information or access to management and did not invite them to submit proposals until just hours before the Merger Agreement was signed, after the sale process was effectively over.

1 The Board's Rationale for Conducting a Limited Process Is Unavailing

We believe the Board erred by not conducting a more fulsome process that stoked demand and maximized competitive tension

STAAR's Rationale for Not Conducting Outreach	Broadwood's Response
"[D]isruption… could result from exploratory outreaches…"[1]	▪ In our view, the Board's focus should have been on maximizing the value of the Company in a sale, not sparing the Board and management team from the supposed inconvenience of needing to engage with other parties ▪ We believe the incremental "disruption" from private outreach to a select group of potential acquirers would be minimal and, in all events, would largely be borne by the Company's financial advisor
"[F]ollowing the market rumors in July 2024 that STAAR was attracting takeover interest, no potential buyers had approached STAAR."[2]	▪ At the time Alcon indicated its renewed interest in acquiring STAAR in June 2025, the Company's stock was trading near multi-year lows, making STAAR an attractive target ▪ We believe many parties would have been interested in acquiring STAAR at such a depressed valuation, had they been aware the Company was exploring a sale ▪ We are aware of a CEO of a well-capitalized and leading ophthalmology company who reached out to the STAAR's CEO and Chair in April 2025 seeking to discuss a strategic transaction; he was entirely ignored, and his interest was not disclosed in the Company's proxy statement
"[T]here was unlikely to be a third party who would be able or willing to provide greater value for STAAR's stockholders on a timeline similar to the timeline Alcon was prepared to pursue…"[2]	▪ The interest from Party A and Party B disclosed in the Company's proxy statement reinforces our view that there is a ready pool of credible, well-capitalized potential buyers for STAAR ▪ We know of, and have spoken with, several parties – in addition to Party A or Party B – who also seemingly had, and continue to have, an interest in owning STAAR ▪ The fact that Alcon was insisting on a rushed and truncated process should have been a sign that even Alcon recognized that other parties, if given appropriate access and time, would be interested

1. Source: STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025 at 41.
2. Source: *Id.* at 42.

1 A "Window Shop" Period Is Not a Substitute for a Fulsome Process

Go-shop and window shop provisions almost never lead to an alternative bid

- In the Company's proxy statement, the Board touts the Merger Agreement's "window shop" provision as a reason for supporting the transaction[2]
- However, "window shop" provisions rarely result in superior alternative bids
  - "Window shop" provisions do not allow boards to actively solicit alternative bids, but merely respond to unsolicited interest and recommend a superior proposal
  - Of more than 350 transactions with go-shop or window shop provisions over the last 25 years, just 12 have resulted in a competing bidder making an offer for the target after the merger agreement was executed[1]
  - Most of these 12 were full "go-shop" provisions in which the company was enabled to reach out proactively to third parties
  - We are therefore not surprised that no alternative buyers emerged to challenge Alcon's signed deal
- Given the historical evidence that "window shop" provisions do not yield alternative proposals, the Board should have insisted that Citi conduct outreach

Transactions Announced Since 2000 with Go-Shop or Window Shop Provision[1]



Most of these were full "go-shops"
12
368
Competing Bid During Go-Shop / Window Shop Period
No Competing Bid During Go-Shop / Window Shop Period

1. Source: Deal Point Data. Data includes all transactions announced between January 1, 2000 and September 15, 2025 that included either a "go-shop" provision or a "hybrid go-shop" (i.e., "window shop") provision.
2. Source: STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025 at 49.

② The Process Was Rushed and Truncated

Negotiations with Alcon took place over just one month

- Once Alcon's CEO contacted STAAR's CEO in June 2025 indicating that Alcon was interested in re-engaging in discussions regarding a potential transaction, the process unfolded quickly
- The Board held a meeting shortly after the 4th of July holiday, during which it directed management to continue discussions with Alcon
- Within a month, STAAR and Alcon had conducted due diligence and negotiated and executed the Merger Agreement
  - The sale process was less than half as long as the median of the precedent transactions used by the Company's financial advisor in its fairness opinion
- The Company's proxy statement suggests that the pace at which Alcon was prepared to move was an important consideration from the Board,[2] but we do not believe there was any reason to sell quickly; STAAR has nearly $200 million in cash, no debt and is expected to return to growth in 2026
- We believe this truncated timeline and rushed process suited Alcon, who we understand was eager to reach an agreement before STAAR disclosed its promising Q2 2025 financial results

Duration of Sale Process (Days)[1]



146
97
83
64
53
30
27
26
Target
Acquirer
K2M Group Holdings
Stryker (2018)
Cantel Medical
STERIS (2020)
Cardiovascular Systems
Abbott Labs (2022)
BioTelemetry
Philips (2020)
Wright Medical Group
Stryker (2019)
STAAR Surgical
Alcon (2025)
Silk Road Medical
Boston Scientific (2024)
LENSAR
Alcon (2025)

1. Source: Merger proxy statements on Schedule DEFM14A and tender offer solicitation/recommendation statements in Schedule 14D-9. "Duration of sale process" refers to the number of days between the date the target company's financial advisor was formally engaged or directed by the board of directors to begin engaging with counterparties (including the acquirer) and the announcement of the transaction.
2. Source: STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025 at 41 ("[T]he Board was of the view that there was unlikely to be a third party who would be able to… [proceed] on a timeline similar to the timeline Alcon was prepared to pursue…").

3 Management Abruptly Lowered Its Projections, Seemingly to Justify the Deal

Management produced a more conservative set of projections for the Company's financial advisor to use in its fairness opinion

- In early July 2025, STAAR's management team began working on multi-year financial projections to inform Citi's fairness opinion[2]
  - Management presented those projections to Alcon on July 23, 2025[3]
- However, sometime between July 23 and August 2, the management team revised its projections downward[4]
  - The Company's proxy statement does not explain why the initial July projections were revised or what new developments or knowledge caused them to become "stale" less than two weeks after they were presented to Alcon as being reliable
- The revised projections presented a significantly more pessimistic view of the Company's prospects[1]
  - The revised projections contemplated materially lower net sales and Adjusted EBITDA in 2026 and 2027
  - These more conservative projections were seemingly *not shared with Alcon* but were ultimately used in Citi's fairness opinion to justify the proposed purchase price

Net Sales ($M)[1]


(3%) Δ
(12%) Δ
$256
$260
$350
$340
$428
$375
2025P
2026P
2027P
Initial (July) Management Projection
Revised Management Projection

Adjusted EBITDA Unburdened by Stock-Based Compensation ($M)[1]


(12%) Δ
(20%) Δ
$7
$9
$98
$86
$142
$113
2025P
2026P
2027P
Initial (July) Management Projection
Revised Management Projection

1. Source: STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025 at 61-62.
2. *Id.* at 41.
3. *Id.* at 44.
4. *Id.* at 45.

3 Revised Projections Led to a "Perfect" DCF to Justify the Deal

The revised, pessimistic projections resulted in a materially lower valuation range for STAAR

The revised projections significantly reduce forward projections of STAAR's unlevered free cash flow…

Terminal Value of Unlevered Free Cash Flow ($M)



$1,412
$1,238
$2,542
$2,228
$3,672
$3,218
Low End of Range
Midpoint of Range
High End of Range
Based on Initial (July) Management Projections¹
Based on Revised Management Projections¹

…which result in a substantially lower DCF range for STAAR

Implied per Share Equity Value Reference Range Based on DCF Analysis



Conveniently close to the Proposed Merger price
~$20.40
$17.70
~$31.60
$27.60
~$42.90
$37.50
Low End of Range
Midpoint of Range
High End of Range
Based on Initial (July) Management Projections¹
Based on Revised Management Projections²

1. Values estimated by replicating Citi's discounted cash flow model and assumptions, based on the disclosures in STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025 at 57, and the financial projections disclosed at 61-62. For the Initial (July) Management Projections, prospective financial information for 2028-2030 is based on the same revenue growth rate as the Revised Management Projections, the same UFCF margin implied by the Initial (July) Management Projections for 2027, and the implied value of net operating losses carry forwards based on Citi's DCF valuation range.
2. Source: STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025 at 57.

3 Citi Used an Unreasonable Discount Rate, Further Lowering Its View of Value

STAAR's financial advisor used a discount rate that is excessive by any objective measure

- In addition to relying on revised, pessimistic projections, Citi also applied an extremely high discount rate
- Citi used a discount rate of 14%, which is approximately *600 bps* higher than STAAR's actual cost of capital[4]
  - In a falling interest rate environment (and with no need for financing), there is no justification for such an elevated discount rate, in our view
- By using this higher discount rate, Citi reduced its DCF range for STAAR by several dollars per share
  - Conveniently, based on the higher discount rate and the lower management projections, the value of Alcon's offer fell just above the midpoint of Citi's DCF valuation range[6]
  - The Board has refused to share with us or release publicly the materials Citi prepared and the WACC Citi used to analyze Alcon's prior proposals

Weighted Average Cost of Capital


Range of Discount Rates Used in Fairness Opinion³
14.6%
13.4%
Other sources calculate STAAR's WACC to be much lower
9.0%
8.3%
8.2%
8.1%
S&P Capital IQ¹
Bloomberg¹
Capital Asset Pricing Model²
FactSet¹

Weighted Average Cost of Capital of Citi's Comparable Companies[4]


9.8%
9.6%
9.2%
8.7%
8.1%
7.7%
RxSIGHT
ZEISS
SI-BONE
AtriCure
STAAR SURGICAL
TANDEM

1. As of August 4, 2025.
2. Based on data as of August 4, 2025, and derived from a risk-free rate of 4.2%, 1-year beta of 0.846 and equity risk premium of 4.7%.
3. Source: STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025 at 57.
4. Source: FactSet. Data as of August 4, 2025.
5. Source: STAAR Press Release, August 6, 2025.
6. See next page.

3 The Fairness Opinion DCF Value Is Artificially Low…

A more appropriate discount rate, and management's original projections, would have yielded a significantly higher valuation range



Implied per Share Equity Value Reference Range Based on DCF Analysis
Reference Range Used by STAAR's Financial Advisor¹
$17.70
$27.60
$37.50
Reference Range Based on STAAR's WACC (~8.1%)² +/- 100 bps Using Revised Management Projections³
$22.00
$35.83
$49.66
Reference Range Based on STAAR's WACC (~8.1%)² +/- 100 bps Using Initial (July) Management Projections³
$25.34
$41.14
$56.94
$0.00
$10.00
$20.00
$30.00
$40.00
$50.00
$60.00
Midpoint of Range
Proposed Merger Price: $28.00

1. Source: STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025 at 57.
2. Source: FactSet. Data as of August 4, 2025.
3. Source: STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025 at 61-62. See page 43 for DCF analysis assumptions.

3 …As Is the Range of Analyst Price Targets

Citi applied the same excessive discount rate to analyst price targets to produce another valuation range; the range of analyst price targets based on an appropriate control premium would have been much higher

Implied per Share Equity Value Reference Range Based on Analyst Price Targets



Range of Analyst Price Targets Using Citi's Discount Rate[1]
$11.75
$18.08
$24.40
Range of Unaffected Analyst Price Targets[2]
$13.66
$21.02
$28.37
Does not reflect substantial Q2 2025 improvement
Range of Analyst Price Targets with Typical Control Premium[3]
$22.39
$34.44
$46.49
$0.00
$10.00
$20.00
$30.00
$40.00
$50.00
$60.00
Midpoint of Range
Proposed Merger Price: $28.00

1. Source: STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025 at 57.
2. Refers to the range of analyst price targets used by Citi with the 14% discount removed.
3. Refers to the unaffected analyst price targets with a 64% control premium, consistent with the median premium to the unaffected price of targets with -40% TSR during the one year leading up to the unaffected date for all-cash acquisitions of U.S. public companies announced from January 1, 2015 to September 15, 2025. See page 58 for further information.

3 Citi's Peer Analysis Is Also Flawed

STAAR's financial advisor based a portion of its analysis on peers with much lower expected growth and margins

CY 2025E – CY 2027E Revenue CAGR



20%
(~700 bps)
17%
13%
STAAR¹
Broadwood's Comparable MedTech Companies²
Citi's Comparable Public Companies³

2027E Adjusted EBITDA Margin



30%
(~2,000 bps)
20%
11%
STAAR¹
Broadwood's Comparable MedTech Companies²
Citi's Comparable Public Companies³

Source: FactSet. Data as of September 23, 2025. Peer data refers to median.

1. STAAR 2025E and 2027E Revenue and 2027E Adjusted EBITDA based on management projections as disclosed in STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025 at 61.
2. "Broadwood's Comparable MedTech Companies" include Alcon AG, Alphatec Holdings, Inc., AtriCure, Inc., Axogen, Inc., DexCom, Inc., Establishment Labs Holdings, Inc., Glaukos Corp, Insulet Corporation, iRhythm Technologies, Inc., Penumbra, Inc., PROCEPT BioRobotics Corp., TransMedics Group, Inc. Vericel Corporation and Treace Medical Concepts, Inc.
3. "Citi's Comparable Public Companies include AtriCure, Inc., Carl Zeiss Meditec AG, RxSight, Inc., SI-BONE, Inc. and Tandem Diabetes Care, Inc.

4 We Believe the Process Was Rife with Material Conflicts

Citi's desire for a transaction may have led to a biased and flawed sale process

- STAAR's financial advisor was highly incentivized to support a transaction, in our view
  - Citi stands to receive approximately $27 million contingent upon closing of the Proposed Merger, in addition to the $4 million it received in connection with the delivery of Citi's opinion to the Board[1]
    - This fee represents approximately 16% of Citi's public company sell-side M&A fees for deals announced in 2025[2]
  - We believe the magnitude of this contingent fee and the prospect of a completed transaction were particularly influential at a time when Citi has been aggressively seeking to increase the market share and returns of its investment banking division[3]
- STAAR's directors have very little experience overseeing public company M&A processes[4] and may have been particularly susceptible to Citi's influence and desire for a transaction

Citi Fees for U.S. Public Company Sell-Side Transactions Announced in 2025 ($M)[2]


$31
$156
STAAR Surgical
All Other U.S. Public Company Sell-Side Transactions

1. Source: STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025 at 58.
2. Based on publicly disclosed M&A fees for acquisitions of U.S. public companies, for which Citi served as financial advisor to the target, announced from January 1, 2025 to September 23, 2025, per Deal Point Data.
3. Source: Tatiana Bautzer, "Citi's banking head drives turnaround with more executives, deals, cooperation," *Reuters*, August 19, 2025.
4. Just one of STAAR's independent directors has served as a director of a public company that went through a sale process.

4 We Believe the Process Was Rife with Material Conflicts (Continued)

The Chair of STAAR's Board, Dr. Elizabeth Yeu, appears to have an especially close relationship with Alcon

- The Chair of the Board, Dr. Elizabeth Yeu, had previously served as a paid consultant to Alcon; Dr. Yeu received hundreds of thousands of dollars from Alcon over a seven-year period[1]
- Dr. Yeu also served as a member of Alcon's "speaker's bureau,"[2] a group of individuals designated to speak to patients, customers and partners and others about Alcon's products
  - Dr. Yeu has delivered presentations on Alcon products and promoted Alcon and its products at major industry conferences,[3] in sponsored content published in industry publications[4] and to her network on LinkedIn

Dr. Yeu has promoted Alcon and its products in industry publications…


Sponsored by Alcon
USING ACRYSOF® IQ PANOPTIX® AND VIVITY™ IN YOUR PRACTICE
"The landing zone for the Vivity™ IOL is quite broad, and that's a beautiful thing; if you're a little bit plus or a little bit minus, you're still going to get that excellent quality distance visual acuity."
ELIZABETH YEU, M

…And to her network on LinkedIn…


Elizabeth Yeu, MD
+ Follow
Leo Edward Otero
Dr. Charles Wet Lab
Alcon
ACRYSOF IQ Vivity

…And appeared alongside Alcon's CEO on panels at industry conferences


Ophthalmology Technology Summit
OTS 2019
June 28, 2019
Fashion Island Hotel
ots2019.com
11:30 - 1:15 PM
Lunch: Innovation Leadership Panel
Elizabeth Yeu, MD, Partner, Virginia Eye Consultants (Moderator)
Jim Mazzo, Global President of Ophthalmic Devices, Carl Zeiss Meditec, Inc.
Tom Frinzi, World Wide President, Surgical at Johnson & Johnson
William Muery, Chief Commercial Officer, Allergan
David Endicott, Chief Executive Officer, Alcon
Caren Mason, President & CEO, STAAR Surgical
Nancy Lurker, President & CEO, Eyepoint

1. Source: Source: STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025 at 46.
2. Source: Christopher Kent," Facilitating Phaco with Cutting-edge Tech," *Review of Ophthalmology*, December 10, 2021.
3. Source: Alcon Press Release, May 11, 2020.
4. Source: Quentin B. Allen, MD; Nicole Fram, MD; Farrell "Toby" Tyson, MD, FACS; and Elizabeth Yeu, MD, "Using Acrysof® IQ Panoptix® and Vivity™ in Your Practices," Insert to *Cataract and Refractive Surgery Today* and *MillennialEye*, November/December 2021.

4 We Believe the Process Was Rife with Material Conflicts (Continued)

Several directors and advisors have close ties to Alcon that were seemingly not disclosed – to each other or stockholders

- It is unclear that STAAR's independent directors knew of Dr. Yeu's relationship with Alcon while negotiations were taking place
  - The Company's proxy statement indicates that Dr. Yeu informed the "Company" of this conflict *when she joined the Board* in 2021
  - However, none of the independent directors were on the Board then, and the Company has refused to provide us the materials Dr. Yeu purportedly provided to the Company disclosing her conflict or even confirmation that *any* of the current independent directors knew of Dr. Yeu's ties to Alcon
  - As best we can tell, Dr. Yeu did not discuss this potential conflict with any of the current independent directors until just two days before the Merger Agreement was executed[1]
- Two other directors who were present during Alcon's approaches to STAAR also have undisclosed relationships with Alcon
  - Aimee Weisner, who remained on the Board until the Company's 2025 Annual Meeting of Stockholders in June 2025, was on the Transaction Committee of LENSAR and helped negotiate that company's sale to Alcon, which was announced in March 2025[2]
  - STAAR's former CEO, Tom Frinzi (who left STAAR in February 2025 but participated in discussions with Alcon in 2024 and early 2025), seemingly has a "close relationship" with Alcon's CEO, David Endicott[3]
    - Mr. Frinzi and Mr. Endicott are golf partners and have regularly served together on various industry panels[3]
    - Mr. Frinzi currently serves as Executive Chairman of a company in which Alcon is a lead investor[3] and previously served as CEO and Chair, respectively, of two companies that were acquired by Alcon[3]
    - According to a complaint filed by private equity firm Deerfield Management, Mr. Frinzi allegedly participated in a scheme to aid Alcon in securing control of the board of a company that was jointly owned by Alcon and Deerfield[3]
- Gibson Dunn, merger counsel to Alcon, served as counsel to STAAR as recently as June 2024[4]; the Company seemingly waived the conflict of interest to allow its own lawyers to serve as acquisition counsel to Alcon

1. Source: Source: STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025 at 46.
2. Source: LENSAR proxy statement on Form DEFM14A, filed with the SEC on May 19, 2025 at 46.
3. Source: *Deerfield Private Design Fund V, L.P. v. Alcon Research, LLC*, Del. Ch., No. 2025-0201.
4. Source: STAAR Registration Statement on Form S-8, filed with the SEC on June 21, 2024.

5 We Believe the Executives Were Incentivized to Support a Sale

STAAR's CEO will earn approximately $24 million in compensation – for five months of work – as a result of the Merger

- Under the terms of the Merger Agreement, the NEOs' equity awards vest upon the consummation of the Proposed Merger (i.e., "single-trigger"),[1] ensuring the executives receive a significant, immediate and certain payout, even in the absence of performance that would warrant such a payout
  - — A substantial portion of the value of those awards reflects assumed performance at 160% of target levels,[1] with no evidence that the Company's performance in 2025 would otherwise merit such a generous payout[2]
  - — In our view, this treatment of equity creates an incentive for management to support a transaction, even if it failed to maximize value for public stockholders
- In the aggregate, STAAR's NEOs are poised to earn approximately $55 million in compensation payable in connection with the Proposed Merger[3]
  - — This represents approximately 4% of the total equity value and 11% of the unaffected equity premium, an unusually large portion of the merger benefits
  - — The Company's CEO alone stands to receive approximately $24 million in compensation,[3] despite the fact that he had been serving in his role for just five months at the time the Merger Agreement was executed
    - Faced with the choice of receiving an immediate and significant windfall through a transaction or continuing to labor to create long-term value for all stockholders with STAAR as an independent company, we are not surprised that the CEO would be supportive of the Proposed Merger
- Additionally, a large portion of the executives' gains will be shielded from tax because the Merger Agreement provided for tax gross-ups[3]

1. Source: STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025 at 3.
2. Source: *Id.* at 61. *See also* the Company's Press Release, February 11, 2025.
3. Source: STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025 at 65.

INVESTOR PRESENTATION

04

THE WRONG PRICE

We Believe the Price Is Inadequate and Not a Reflection of Fair Value

1 The Proposed Merger Values STAAR Below Comparable MedTech Companies…	▪ The Proposed Merger values STAAR below the median of a group of comparable medical technology companies[1] ▪ We believe that these companies are more appropriate peers for valuation purposes than those chosen by STAAR's financial advisor, given their similar expected growth rates and margins[2]
2 …The Company's Historical Valuation Multiple…	▪ The deal's multiple is substantially below STAAR's historical multiples
3 …STAAR's Historical Stock Price…	▪ Historically, STAAR has traded at prices well above $30 per share
4 …And Historical Analyst Price Targets	▪ The Proposed Merger price is well below historical analyst price targets for STAAR which, up until the Company released Q4 2024 earnings in February 2025, had been well above $40 for several years
5 STAAR's Trading and Expected Growth Should Have Inspired a Higher Premium	▪ STAAR's stock price declined by approximately 50% during the 12 months prior to the announcement of the Proposed Merger, versus a median change of +1% for targets of other all-cash transactions during the last 10 years[3] ▪ Companies trading poorly into an M&A negotiation receive greater premiums; the premium offered for STAAR, however, is substantially lower than that of companies with similarly low stockholder returns prior to a sale ▪ STAAR's expected growth and margins also support a significantly higher valuation multiple
6 The Price Is Well Below Alcon's Prior Offers	▪ When Alcon first emerged as a suitor in April 2024 with an offer to acquire the Company for $58 per share in cash, the Board concluded that the Company's standalone business plan represented the best path forward and determined not to engage further with Alcon ▪ Now, the Board has concluded that STAAR is only worth $28 per share, even though the Company's prospects have not changed meaningfully

1. See page 75 for further information.
2. See page 47 for further information.
3. Source: FactSet. Data includes all all-cash acquisitions of U.S. public companies announced from January 1, 2015 to September 15, 2025.

1 The Proposed Merger Values STAAR Below Comparable MedTech Companies…

We believe STAAR warrants a materially higher valuation multiple, based on those of other comparable MedTech companies



EV/Revenue Multiple¹
6.0x
5.0x
4.9x
4.0x
4.1x
3.7x
CY 2025E
CY 2026E
CY2027E
Proposed Merger
Comparable MedTech Companies²

1. Source: FactSet. Data as of September 23, 2025.
2. "Comparable MedTech Companies" include Alcon AG, Alphatec Holdings, Inc., AtriCure, Inc., Axogen, Inc., DexCom, Inc., Establishment Labs Holdings, Inc., Glaukos Corp, Insulet Corporation, iRhythm Technologies, Inc., Penumbra, Inc., PROCEPT BioRobotics Corp., TransMedics Group, Inc. Vericel Corporation and Treace Medical Concepts, Inc. Peer data refers to median. See page 75 for further information.

② …Below the Company's Historical Valuation Multiple…

It appears that Alcon took full advantage of STAAR's recent – and, in our view, temporary – decline in valuation



STAAR EV / Revenue Multiple
4.0x
5.1x
9.6x
3.7x
4.3x
7.7x
FY+1
FY+2
Proposed Merger
3-Year Average
5-Year Average

Source: FactSet. Data as of August 4, 2025, the last trading day before the Proposed Merger was announced.

The Proposed Merger consideration reflects a temporary period of weakness for the business and a depressed stock price

STAAR Stock Price



1-Year VWAP: $22.96
2-Year VWAP: $30.42
3-Year VWAP $39.64
4-Year VWAP: $46.45
5-Year VWAP: $55.53
Proposed Merger Price: $28.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
$46.65
$30.42
$22.96
$55.53
$39.64
$28.00
Aug 2020
Feb 2021
Aug 2021
Feb 2022
Aug 2022
Feb 2023
Aug 2023
Feb 2024
Aug 2024
Feb 2025
Aug 2025

"*[W]e just have looked at our stock price and **don't understand the current valuation**, and we think there's a very good opportunity to acquire and invest in our own stock.*"

Stephen Farrell, CEO
Stifel Virtual Ophthalmology Forum, May 27, 2025

Source: FactSet. Data as of August 4, 2025, the last trading day before the Proposed Merger was announced.

4 …And Below Historical Analyst Price Targets

As recently as a few months ago, analysts valued STAAR more than 50% higher than the Proposed Merger price



Mean Analyst Price Targets (Without Control Premium) for STAAR
1-Year Avg.: $32.37
2-Year Avg.: $40.75
3-Year Avg.: $55.63
4-Year Avg.: $72.92
5-Year Avg.: $77.96
Proposed Merger Price: $28.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
$77.96
$72.92
$55.63
$40.75
$32.37
$28.00
Aug 2020
Aug 2021
Aug 2022
Aug 2023
Aug 2024
Aug 2025

Source: FactSet. Data as of August 4, 2025, the last trading day before the Proposed Merger was announced.

5 STAAR's Pre-Deal Trading and Expected Growth Should Have Inspired a Higher Premium

Alcon's offer came when STAAR was trading near multi-year lows; we believe the Company deserved a higher premium

- STAAR's total stockholder return during the one-year period prior to the announcement of the Proposed Merger was -53%, compared to a median of 1% for all-cash deals announced over the last ten years[1]
- While the Company has touted the magnitude of the transaction premium,[2] precedent demonstrates that a company trading near multi-year lows, like STAAR, should garner a higher premium[1]

Comparison of Premia


51%
64%
Proposed Merger
All Targets with < -40% TSR Prior to Unaffected Date¹

Median Premia Based on One-Year TSR of Target Prior to Unaffected Date[1]


STAAR is in this group
64%
47%
Median Premia of All Transactions: 33%
33%
25%
23%
20% to 40%
0% to 20%
0% to -20%
-20% to -40%
< -40%

Source: FactSet.

1. Data includes all all-cash acquisitions of U.S. public companies announced from January 1, 2015 to September 15, 2025. Premia refers to premia to the unaffected price.
2. Source: STAAR Letter to Stockholders, September 16, 2025.

5 STAAR's Expected Growth Should Have Led to a Higher Multiple

STAAR's expected growth supports a significantly higher trading multiple, and therefore a much higher premium

- The Proposed Merger values STAAR at just 3.4x management's projected 2027 revenue
- However, based on management's revised projections, STAAR is expected to grow revenue at a rate of approximately 20% from 2025 to 2027 – one of the highest among comparable MedTech companies
- This projected growth rate supports an EV / 2027E revenue multiple of approximately 4.4x, a full turn higher
  - At that multiple, STAAR's implied equity value per share would be nearly $35, approximately 25% higher than the Proposed Merger consideration

STAAR Equity Value per Share



$34.94
$28.00
Implied Value
Based on Expected Growth
Proposed Merger Consideration

CY 2025E – 2027E Revenue CAGR vs. EV / CY 2027E Revenue Multiple[1]



y = 9.0724x + 2.5936
PODD
GKOS
IRTC
TMDX
PEN
DXCM
ESTA
VCEL
PRCT
ALC
STAA
AXGN
ATEC
ATRC
TMCI
7.0x
6.0x
5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
EV / CY 2027E Revenue Multiple
CY 2025E – 2027E Revenue CAGR

1. Source: FactSet. Data as of September 23, 2025.
2. STAAR 2025E and 2027E Revenue based on management projections as disclosed in STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025 at 61. STAAR enterprise value based on implied equity value at $28 per share and STAAR's cash and fully diluted shares outstanding and cash as of the period ended June 27, 2025.

5 STAAR's Expected Margins Should Have Led to a Higher Multiple

STAAR's margins are expected to improve dramatically, which we believe also justifies a significantly higher valuation

- Based on management's revised projections, STAAR is expected to have an Adjusted EBITDA margin of more than 30% by 2027 – the highest in STAAR's history and one of the highest among comparable MedTech companies
- This projected margin supports an even higher EV / 2027E revenue multiple of approximately 4.7x
  - At that multiple, STAAR's implied equity value per share would be nearly $37, more than 30% higher than the Proposed Merger consideration

STAAR Equity Value per Share



$36.85
$28.00
Implied Value
Based on Expected Margin
Proposed Merger Consideration

CY 2027E Adjusted EBITDA Margin vs. EV / CY 2027E Revenue Multiple[1]



y = 4.9851x + 3.182
7.0x
6.0x
5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
EV / CY 2027E Revenue Multiple
PODD
GKOS
IRTC
TMDX
PEN
ESTA
DXCM
PRCT
VCEL
ALC
STAA
AXGN
ATEC
ATRC
TMCI
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
CY 2027E Adjusted EBITDA Margin

1. Source: FactSet. Data as of September 23, 2025.
2. STAAR 2027E Adjusted EBITDA Margin based on management projections as disclosed in STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025 at 61. STAAR enterprise value based on implied equity value at $28 per share and STAAR's cash and fully diluted shares outstanding and cash as of the period ended June 27, 2025.

6 The Price Is Well Below Alcon's Prior Offers

Just a year ago, Alcon was prepared to pay substantially more for STAAR

- Alcon first emerged as a potential suitor for STAAR in April 2024, offering $58 per share in cash
  - At the time, the Board concluded that the Company's standalone business plan represented the best path forward and determined not to engage further with Alcon
- Alcon reiterated its interest in October 2024, this time offering $55 per share in cash plus a contingent value right potentially worth $7 per share
  - Alcon and STAAR entered into negotiations and proceeded with due diligence discussions
  - Alcon subsequently withdrew its proposal in January 2025, shortly before the Company issued its Q4 2024 financial results disclosing inventory challenges, which sent the stock down 25%
- With the business recovering and being again poised for growth, Alcon should be willing and able to pay much more than $28 per share, in our view

Per Share Value of Alcon Offers for STAAR



$58
$62
$7
$55
(55%)
$28
April 2024 Offer
October 2024 Offer
Merger Consideration
Cash
Contingent Value Right

Source: STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025 at 36, 37 and 48.

6 The Price Is Well Below Alcon's Prior Offers (Continued)

The Board was convinced STAAR was worth more than $58 per share in April 2024, even though the Company's prospects were not meaningfully different than they are today

- Alcon first emerged as a potential suitor for STAAR in April 2024, offering $58 per share in cash[3]
  - The Board concluded that the Company's standalone business plan represented the best path forward and determined not to engage further with Alcon[3]
- At that time, consensus estimates projected STAAR would deliver Adjusted EBITDA of $95 million and $114 million in 2026 and 2027, respectively
- Now, the Board has concluded STAAR is only worth $28 per share, despite a similar forward forecast

The Board turned down $58 as too low now but now believes $28 is a fair price, even though 2027E and 2028E projections have not changed meaningfully

Which time was the Board right?

Adjusted EBITDA ($M)



$95
$86
$114
$113
$139
$130
2026E
2027E
2028E
Consensus Estimate at the Time of Alcon's Initial Approach (April 2024)¹
Management Projection (August 2025)²

1. Source: FactSet. Data as of April 19, 2024, the day STAAR's CEO communicated to Alcon's CEO that STAAR would not be engaging in further discussions with Alcon and would instead continue to execute its standalone business plan.
2. Source: STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025 at 61.
3. Source: *Id.* at 36.

6 The Price Is Well Below Alcon's Prior Offers (Continued)

Alcon reduced its offer by more than 50%, even though STAAR's growth and margin profile had <u>improved</u>

Revenue CAGR



15%
20%
16%
16%
Current FY to FY+2 CAGR
Current FY to FY+3 CAGR
October 2024 (Consensus Estimate)¹
July 2025 (Management Projection)²

Adjusted EBITDA Margin



16%
25%
21%
30%
24%
32%
FY+1
FY+2
FY+3
October 2024 (Consensus Estimate)¹
July 2025 (Management Projection)²

1. Source: FactSet. Data as of October 29, 2024, the day Alcon's CEO sent STAAR's CEO a letter proposing to acquire STAAR for $55 per share in cash plus a contingent value right worth up to $7 per share.
2. Source: STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025 at 61.

6 The Price Is Well Below Alcon's Prior Offers (Continued)

Alcon reduced its price by much more than STAAR's prospects have changed, resulting in a dramatically lower multiple

Implied EV / Consensus Revenue Multiple



8.0x
8.2x
(46%)
4.4x
7.2x
8.0x
(37%)
5.1x
6.0x
6.9x
(42%)
4.0x
5.1x
5.9x
(36%)
3.7x
NTM
FY
FY+1
FY+2
April 2024 Offer¹
October 2024 Offer²
Merger Consideration³

Source: FactSet, STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025, and STAAR Quarterly Reports on Form 10-Q for the applicable period.

1. Based on consensus estimates as of April 19, 2024 and diluted shares outstanding, cash and equivalents and debt as of the period ended March 29, 2024.
2. Based on consensus estimates as of October 29, 2024 and diluted shares outstanding, cash and equivalents and debt as of the period ended September 27, 2024.
3. Based on consensus estimates as of August 4, 2025 and diluted shares outstanding, cash and equivalents and debt as of the period ended June 27, 2025.

We Believe Alcon Could Pay Significantly More for STAAR

Alcon Can Accelerate the Adoption of STAAR's EVO Platform

" I think the acquisition of STAAR represents an ***opportunity for us to take STAAR places they haven't been able to go****, won't be able to kind of finance on their own. So, I think we can scale that company and create a lot of synergy around it...*

So, accretive… [in] a year or two, and really a significant amount of opportunity, I think, in the refractive markets going forward."

David Endicott, Chief Executive Officer, Alcon

Baird Healthcare Conference
September 9, 2025

Alcon Has Plenty of Dry Powder To Pay More

" On the acquisition side, ***we have the capability of doing a lot****. I mean, the balance sheet's in a great place. And so, we could do something considerably larger."*

David Endicott, Chief Executive Officer, Alcon

Alcon Capital Markets Day
March 27, 2025


INVESTOR PRESENTATION
05
CONCLUSION

Other Stockholders Have Publicly Criticized the Proposed Merger

*[B]ased on our analysis, **the proposed sale at the current proposed terms materially undervalues the Company and does not reflect the Company's intrinsic value and its standalone prospects**… We believe STAAR's superior and proprietary technology, as well as its global scale, position the Company to take a significant portion of the fast-growing refractive surgery market, become an even more profitable enterprise and, ultimately, deliver upon its vision to be the first choice for surgeons and patients seeking visual freedom from glasses and contact lenses. In our view, **there is no compelling reason to sell STAAR at this underwhelming price**.*

*Unless the terms are revised to address what we believe to be inadequate consideration, **we intend to vote against the Proposed Merger**…"[1]*

Christopher Min Fang Wang
Chief Investment Officer
Yunqi Capital Limited (owner of 5% of STAAR's outstanding shares)[3]

*"**Short-term operational issues have not been separated from the long-term asset value** of STAAR. The undervalued stock price on which the accepted bid is based is the result of self-inflicted operational challenges. These **should not be allowed to overshadow [STAAR's] extremely positive structural growth drivers**…*

*Alcon's current bid should have been viewed as **a starting point by the STAAR Board, rather than an acceptable endpoint**. A Board focused on maximizing long-term shareholder value might be expected to… seek improved terms from Alcon—or to invite competing proposals that reflect STAAR's strategic scarcity, potential synergies, and credible independent worth. To settle for less clearly **leaves substantial value unavailable to shareholders and represents a significant gift to Alcon**…"[2]*

Pascal Aeschlimann and David Bailey
Former Area Manager, Asia & Middle East and Former CEO and President
STAAR Surgical

1. Source: Yunqi Capital Limited Press Release, September 22, 2025.
2. Source: Pascal Aeschlimann and David Bailey, "Alcon's Bid for STAAR Surgical – A Commentary by Two Industry Executives," LinkedIn, September 24, 2025.
3. Source: Yunqi Capital Limited Schedule 13D, filed with the SEC on September 22, 2025.

Better Alternatives Exist for Stockholders

Reject the transaction

Reconstitute the Board and management team as necessary

- Broadwood stands ready to support the Company with the recruiting and nomination of new directors and executives, if necessary

Continue to execute strategic initiatives and return the Company to growth

- Ramp up production at the Company's new Switzerland facility and continue working with partners in China to optimize inventory levels
- Continue the work of the Capital Stewardship Committee to refine the Company's capital allocation strategy
- Further reduce SG&A
- Launch EVO+ lens and localize manufacturing in China

Reevaluate strategic alternatives from a position of strength

- The Company's continued recovery, along with a more cooperative macroeconomic environment, could support a significantly higher valuation in a sale
- Alternatively, the Company is well positioned to drive long-term value for stockholders as an independent company

Potential for significant value creation as a standalone company, with strategic optionality once the Company is in a stronger position

STAAR Has a Bright Future as a Standalone Company

There are many reasons to be optimistic about STAAR's prospects as an independent company if the Proposed Merger is rejected

Leading Technology	▪ STAAR's EVO ICLs offer many advantages over competing treatments, including a lower likelihood of dry eye, a shorter recovery time, removability and UV protection ▪ Recent data demonstrating the superiority of ICLs indicate that ICLs are poised to become the dominant choice for patients and surgeons
Market Leadership	▪ ICLs have dominant market share in Japan (70%+), strong market share in China and growing market share in large markets like the United States ▪ While sales in China have been temporarily impacted by softened consumer demand, growth in other markets (e.g., Americas and EMEA) remains robust ▪ The Company expects sales in China to normalize in the second half of 2025; we believe the forthcoming launch of the Company's EVO+ lens – its first new lens in China in over ten years – will serve as a catalyst for growth and market share gains in the Chinese market
Long-Term Demand Tailwinds	▪ Myopia affects approximately three billion people worldwide, and its prevalence is expected to grow significantly over the coming decades due to elevated use of computers and smartphones and diminished exposure to natural light
Pristine Balance Sheet and Ample Liquidity	▪ STAAR has nearly $200 million in cash and no debt, and therefore no evident need for near-term financing ▪ STAAR's ample cash balance and $30 million share repurchase authorization provide flexibility for the Company to support the stock in the event of near-term price dislocation if the Proposed Merger is not approved
Enhanced Organizational Efficiency	▪ The Company has been cutting costs and expects to exit 2025 having reduced its SG&A expense base by at least 11%, supporting margin expansion amid accelerating growth and expanded production ▪ We see an opportunity to further reduce SG&A expenses, particularly in the U.S., without impacting revenue ▪ We believe there is an opportunity to enhance gross margin by localizing manufacturing and moving to "tier 1" distributors in China
Normalized Inventory Levels	▪ The level of inventory owned by STAAR's distributors in China has decreased substantially and has returned to historical levels
Clear Path to Growth and Profitability	▪ Management's projections forecast that STAAR will not only return to growth but achieve record levels of net sales and Adjusted EBITDA within the next 18 months ▪ The Company projects net sales to compound at a rate of 10% annually from 2026 to 2030, demonstrating the long-term opportunity for growth

Conclusion

We urge stockholders to vote against the Proposed Merger using the GREEN proxy card

The Wrong Time

- In our view, there is no need to sell the Company now, as fundamental performance has been on the upswing
- That said, the refractive surgery market has been experiencing a period of softer demand, stemming largely from weakened consumer sentiment
- STAAR has not been immune to these near-term headwinds, and its challenges have been compounded by transitory inventory issues in China,[1] the Company's largest market, which led to a significant decline in the Company's stock price and the departure of the former CEO in Q1 2025
- There are encouraging signs that STAAR's challenges are abating: the Company's inventory issues in China have been resolved, and management is forecasting a return to growth and profitability over the coming months[2]
- Given such evident progress and the prospect of material improvement to STAAR's business fundamentals, we see no reason why stockholders should accept a sale of the Company now, especially one priced near multi-year lows

The Wrong Process

- STAAR's Board chose to engage with just one counterparty – Alcon – conducting a quasi-exclusive process[2] despite a ready pool of logical and well-capitalized buyers that we believe would view STAAR as a highly strategic asset
- Worse, the Board made the decision to focus on Alcon despite being aware of expressed interest from other parties; these parties were not provided access and were only invited to submit proposals *hours before the Merger Agreement was signed*[2]
- The Board relied on what we regard as a flawed and manipulated fairness opinion, which used management projections that were revised downward at the last minute to cast a more pessimistic outlook on the business and unreasonable discount rate assumptions[2]
- We are concerned that the Board's numerous business entanglements with Alcon and management's personal financial interests influenced the timing, process and decision to sell

The Wrong Price

- In our view, the purchase price of $28 per share significantly undervalues STAAR, representing a substantial discount to intrinsic value
- STAAR's strategic value to Alcon is significant, and there are material cost savings and potential revenue synergies; notably, less than a year ago, Alcon offered much more for STAAR,[2] demonstrating STAAR's strategic value to Alcon
- We do not believe STAAR's long-term prospects have materially changed since then; we believe the uncompelling deal price reflects near-term market pessimism, and we are confident the Company can deliver value to stockholders far in excess of $28 per share
- The intrinsic value of management's own plan, at an appropriate discount rate, far exceeds $28 per share

1. Source: FactSet, STAAR Press Release, February 11, 2025.
2. Source: STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025.

06

APPENDIX A: Overview of Refractive Surgery Technologies

Comparison of Refractive Surgery Technologies

	EVO / EVO+ ICL	LASIK	PRK	SMILE
Description	Implant placed in posterior chamber of eye	Two-step procedure: a flap is created on the cornea, and the underlying tissue is reshaped	Top layer of cornea is ablated (i.e., abraded) and the underlying tissue is reshaped	Two-step procedure: a small, thin lenticule is created inside the cornea and then manually dissected and removed, resulting in a reshaped cornea
Capital Equipment Required	No	Yes – Femtosecond and Excimer Laser	Yes – Excimer Laser	Yes – Excimer Laser
Patient Age	~21-45	>18	>18	>22
Reversible?	Yes	No	No	No
Procedure Time	20-30 minutes	10-15 minutes	10-15 minutes	5-10 minutes
Invasiveness	Modest: requires incision	Moderate: involves cutting corneal flap	Moderate: surface-based ablation	Minimal: involves creation and removal of lenticule through micro-incision
Recovery Time	1-2 days	1-2 days	2-4 weeks	1-2 days
Full Visual Recovery	~1-3 months	~1-3 months	~6 months-1 year	~3-6 months
Procedure Cost ($USD)	~$4,000-$5,000	~$2,000-$3,000	~$2,000-$3,000	~$2,000-$4,000

Source: Wells Fargo Research Note, April 21, 2025; Broadwood analysis.

Comparison of Refractive Surgery Technologies (Continued)

	EVO / EVO+ ICL	LASIK	PRK	SMILE
Advantages	▪ Quick recovery ▪ No removal of corneal tissue ▪ Reversible ▪ Protection from UV rays ▪ Treats myopia from -3D to -20D ▪ Lower likelihood of dry eye	▪ Higher patient awareness ▪ Quick recovery ▪ Commonly used for treating myopia below -6D ▪ Simple to perform "touch-ups" ▪ Low-cost option	▪ No flap-related complications ▪ Only requires one laser ▪ Lower likelihood of developing dry eye	▪ Well-recognized in China ▪ No flap-related complications ▪ Only requires one laser ▪ Treats myopia up to -10D ▪ Less invasive ▪ Lower likelihood of developing dry eye
Risks	▪ Potential issues if sized incorrectly ▪ Risk of premature cataract or glaucoma (though this risk is significantly reduced with the ICL's current CentraFLOW technology)[1] ▪ Currently the most expensive procedure	▪ Irreversible ▪ Limited range of correction ▪ Higher risk of glare, halo and higher order of aberrations ▪ Risk of dry eye ▪ Risk of serious adverse effects, including flap-related complications (e.g., dislodgement, inflammation, etc.)	▪ Irreversible ▪ Risk of corneal haze / poor night vision ▪ Longer recovery time ▪ More patient discomfort during recovery ▪ More post-op visits	▪ Irreversible ▪ Risk of unsuccessful lenticule extraction, requiring patient to switch to PRK ▪ Limited range of correction ▪ Does not correct hyperopia ▪ Less accessible (not as many surgeons perform procedure)

Source: Wells Fargo Research Note, April 21, 2025; Broadwood analysis.

1. Source: Mark Packer, "The EVO ICL for Moderate Myopia: Results from the US FDA Clinical Trial," *Clinical Ophthalmology*, 2022 Dec 6:16:3981-3991.

06

APPENDIX B:
Trading Multiples of Comparable Medical Technology Companies

Trading Multiples of Comparable Medical Technology Companies

		EV / Revenue Multiple			Implied Value of STAAR at EV / Revenue Multiple		
Company Name	**Enterprise Value ($M)**	**CY 2025E**	**CY 2026E**	**CY 2027E**	**CY 2025E**	**CY 2026E**	**CY 2027E**
Alcon AG	$42,008	4.1x	3.8x	3.5x	$23.27	$26.32	$26.83
Alphatec Holdings, Inc.	$2,775	3.7x	3.2x	2.7x	$21.75	$22.72	$21.26
AtriCure, Inc.	$1,708	3.2x	2.9x	2.5x	$19.20	$20.89	$20.26
Axogen, Inc.	$862	3.9x	3.4x	2.9x	$22.64	$24.06	$22.64
DexCom, Inc.	$27,489	5.9x	5.1x	4.5x	$32.47	$34.67	$33.26
Establishment Labs Holdings, Inc.	$1,408	6.7x	5.4x	4.4x	$36.39	$36.46	$32.37
Glaukos Corp	$4,675	9.7x	7.7x	6.2x	$50.57	$50.17	$44.83
Insulet Corporation	$23,456	9.0x	7.6x	6.5x	$47.17	$49.43	$46.24
iRhythm Technologies, Inc.	$5,802	8.0x	6.8x	5.9x	$42.48	$45.02	$42.70
Penumbra, Inc.	$9,770	7.1x	6.3x	5.5x	$38.37	$41.48	$39.95
PROCEPT BioRobotics Corp.	$1,988	6.1x	4.7x	3.8x	$33.19	$31.73	$28.38
TransMedics Group, Inc.	$5,007	8.3x	6.9x	5.8x	$44.16	$45.19	$41.87
Vericel Corporation	$1,557	5.7x	4.6x	3.8x	$31.09	$31.57	$28.53
Treace Medical Concepts, Inc.	$429	1.9x	1.7x	1.6x	$12.73	$13.99	$14.13
25th Percentile	$1,594	4.0x	3.5x	3.0x	$22.80	$24.62	$23.69
Mean	$9,210	6.0x	5.0x	4.3x	$32.53	$33.83	$31.66
Median	$3,725	6.0x	4.9x	4.1x	$32.83	$33.20	$30.45
75th Percentile	$8,778	7.8x	6.7x	5.7x	$41.45	$44.14	$41.39
STAAR Surgical (at $28.00/share Using Consensus)	$1,290	5.0x	4.0x	3.7x			
Premium / (Discount) to Median		*(16%)*	*(18%)*	*(9%)*			
STAAR Surgical (at $28.00/share Using Mgmt Projections[1])	$1,290	5.0x	3.8x	3.4x			
Premium / (Discount) to Median		*(17%)*	*(22%)*	*(15%)*			

Source: FactSet. Data as of September 23, 2025.

1. Based on management's revised projections as disclosed in STAAR proxy statement on Form DEFM14A, filed with the SEC on September 16, 2025 at 61.

INVESTOR PRESENTATION

06

APPENDIX C:
Glossary of Key Terms

Glossary of Key Terms

Term	Definition
Astigmatism	A common eye condition where the cornea is irregularly shaped. The curvature causes light rays to focus unevenly on the retina, resulting in blurred or distorted vision
Crystalline lens	The natural lens that is present in the eye at birth, which is a clear structure, located behind the iris that changes shape to focus light onto the retina
Excimer laser	A type of ultraviolet laser that emits light at short wavelengths and high intensity
Femtosecond laser	A laser that uses optical resonators to generate high-power pulses in very short bursts (i.e., in a femtosecond – one quadrillionth of a second)
Hyperopia	The refractive disorder commonly known as farsightedness, which occurs when the eye's lens focuses images behind the plane of the retina rather than on the retinal surface. An adult with moderate to high hyperopia cannot see close objects without eyeglasses or contact lenses
Implantable Collamer lens (ICL)	A flexible, biocompatible lens that is surgically placed in the eye in front of the natural lens to treat myopia and astigmatism without removing corneal tissue
Laser-assisted in-situ keratomileusis (LASIK)	A surgical operation to correct nearsightedness, farsightedness or astigmatism that involves cutting a hinged flap to separate the surface layer of the cornea using a microkeratome (a special blade). An excimer laser is then used to ablate tissue and reshape the inner cornea
Myopia	The refractive disorder also known as nearsightedness, which occurs when the eye's lens focuses images in front of the retina rather than on the retinal surface. A person with myopia cannot clearly see distant objects without eyeglasses or contact lenses
Ophthalmic	Of or related to the eye
Phakic intraocular lens	A clear, artificial lens that is placed inside the eye to correct vision
Photorefractive keratectomy (PRK)	The first type of laser surgical operation to correct nearsightedness, farsightedness, or astigmatism
Refractive market	The overall volume of refractive surgical procedures of all kinds, including LASIK, PRK, RLE, the ICL product family and other phakic IOLs
Refractive surgery	A type of surgery that aims to correct refractive errors – astigmatism, hyperopia and myopia
Small incision lenticule extraction (SMILE)	A newer type of refractive surgery used to correct astigmatism and hyperopia during which a small, disc-shaped piece of corneal tissue (lenticule) is created inside the cornea and then manually dissected and removed, resulting in a reshaped cornea
Toric	Refers to the shape of a lens designed to correct astigmatism, which has greater refractive power in some sections of the lens than others

06

APPENDIX D:
Important Information

Important Information

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Broadwood Partners, Broadwood Capital, Inc., Neal C. Bradsher, Richard T. LeBuhn, Natalie R. Capasso, Raymond A. Myers and Jason J. Martin (collectively, the "Participants") have filed with the Securities and Exchange Commission (the "SEC") a definitive proxy statement (the "Definitive Proxy Statement") and accompanying form of proxy to be used in connection with the solicitation of proxies from the stockholders of STAAR Surgical Company (the "Company") for the special meeting of stockholders scheduled for October 23, 2025 (including any adjournments, postponements, reschedulings or continuations thereof, the "Special Meeting").

STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE PARTICIPANTS WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ABOUT THE MATTERS TO BE VOTED ON AT THE SPECIAL MEETING AND additional information relating to the Participants and their direct or indirect interests, by security holdings or otherwise. The definitive proxy statement and an accompanying GREEN Proxy Card will be furnished to some or all of the Company's stockholders and will be, along with other relevant documents, available at no charge on the SEC's website at https://www.sec.gov.

Information about the Participants and a description of their direct or indirect interests, by security holdings or otherwise, can be found in the Definitive Proxy Statement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information herein contains "forward-looking statements." Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "intends," "estimates," "projects," "potential," "targets," "forecasts," "seeks," "could," "should" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct. If one or more of the risks or uncertainties materialize, or if any of the underlying assumptions of HG Vora or any of the other participants in the proxy solicitation described herein prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by Broadwood Partners, L.P. and its affiliates (collectively, "Broadwood") that the future plans, estimates or expectations contemplated will ever be achieved. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The information herein does not constitute an offer to sell or solicitation of an offer to buy any of the securities described herein in any state to any person. This presentation does not recommend the purchase or sale of any security, and should not be construed as legal, tax, investment or financial advice, and the information contained in this presentation should not be taken as advice on the merits of any investment decision.

Important Information (Continued)

DISCLAIMER

The information contained herein is provided for discussion and general informational purposes only and does not constitute an offering or the solicitation of an offer to purchase an interest in any investment.

The views expressed herein are those of Broadwood and are based on or derived from Broadwood's independent research and analysis and publicly available information. Certain financial information and data used herein have been obtained or derived from filings made with the SEC by the Company, and other public sources. Except as may be expressly set forth herein, Broadwood has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties, nor has it paid for any such statements or information. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. The materials in this presentation have not been prepared or endorsed by the Company and may not be attributed to the Company in any way. No warranty is made as to the accuracy of the data or information obtained or derived from filings made with the SEC by the Company or from any third party source. Facts have been obtained from sources considered reliable but are not guaranteed.

Broadwood recognizes that there may be confidential or otherwise non-public information with respect to the Company that could alter its opinions were such information known. This presentation does not purport to contain all of the information that may be relevant to an evaluation of the Company, the Company's securities, or the matters described herein.

The information expressed herein is unaudited, reflects the judgment of Broadwood only through the date of this presentation, and is subject to change at any time. Broadwood disclaims any obligation to correct, update or revise this presentation or to otherwise provide any additional materials to any recipient of this presentation.

All registered or unregistered service marks, trademarks, and trade names referred to in this presentation are the property of their respective owners, and Broadwood's use herein does not imply an affiliation with, or endorsement by, the owners of such service marks, trademarks and trade names.


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